UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 2400, 500 4th Avenue SW

Calgary, Alberta T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended June 30, 2009 (restated to reflect conversion to U.S. generally accepted accounting principles).

2.	Restated Interim Management’s Discussion and Analysis for the three months ended June 30, 2009.

3.	Canadian Supplement to Restated Interim Management’s Discussion and Analysis for the three months ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: Title:	David Blackley Chief Financial Officer

Date: June 10, 2010

NORTH AMERICAN ENERGY PARTNERS INC.

Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

	June 30, 2009	March 31, 2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$79,989	$98,880
Accounts receivable, net (note 13(d))	70,038	78,323
Unbilled revenue	58,394	55,907
Inventories (note 6)	7,717	11,814
Prepaid expenses and deposits	8,789	4,781
Deferred tax assets	7,865	7,033

	232,792	256,738
Prepaid expenses and deposits	2,215	3,504
Assets held for sale	2,117	2,760
Plant and equipment (note 7)	327,057	316,115
Intangible assets, net (accumulated amortization of $4,024 – March 2009 – $2,972)	5,970	5,944
Deferred financing costs (note 8)	8,221	7,910
Investment in and advances to unconsolidated joint venture (note 9)	691	–
Goodwill	23,872	23,872
Deferred tax assets	9,628	12,432

	$612,563	$629,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$49,892	$56,204
Accrued liabilities	24,091	45,001
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,069	2,155
Current portion of capital lease obligations	5,395	5,409
Current portion of derivative financial instruments (note 13(a))	15,656	11,439
Current portion of long term debt (note 10(a))	2,065	–
Deferred tax liabilities	8,981	7,749

	108,149	127,957
Deferred lease inducements	810	836
Long term accrued liabilities	7,401	7,134
Capital lease obligations	11,243	12,075
Long term debt (note 10(a))	9,735	–
Senior notes (note 10(b))	233,944	255,756
Director deferred stock unit liability (note 16(c))	1,220	546
Derivative financial instruments (note 13(a))	47,791	43,048
Asset retirement obligation	395	386
Deferred tax liabilities	30,079	30,745

	450,767	478,483
Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – June 30, 2009 – 36,038,476 voting common shares (March 31, 2009 – 36,038,476 voting common shares) (note 11(a))	303,431	303,431
Additional paid-in capital (note 11(b))	6,543	5,466
Deficit	(148,178)	(158,105)

	161,796	150,792

	$612,563	$629,275

Contingencies (note 17)

Subsequent events (note 21)

United States and Canadian accounting policy differences (note 22)

See accompanying notes to unaudited interim consolidated financial statements.

2

Interim Consolidated Statements of Operations and Comprehensive Income

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,
	2009	2008
Revenue	$146,519	$258,987
Project costs	54,262	148,631
Equipment costs	46,044	52,411
Equipment operating lease expense	12,349	8,798
Depreciation	8,724	7,823

Gross profit	25,140	41,324
General and administrative costs	14,976	19,230
Loss on disposal of plant and equipment	41	1,144
(Gain) loss on disposal of assets held for sale	(317)	22
Amortization of intangible assets	493	285
Equity in earnings of unconsolidated joint venture	(191)	–

Operating income before the undernoted	10,138	20,643
Interest expense, net (note 12)	6,552	6,954
Foreign exchange gain	(19,436)	(1,664)
Realized and unrealized loss (gain) on derivative financial instruments (note 13(a))	10,021	(1,533)
Other expense (income)	533	(18)

Income before income taxes	12,468	16,904
Income taxes (note 14(c)):
Current income taxes	–	–
Deferred income taxes	2,541	3,147

Net income and comprehensive income for the period	9,927	13,757

Net income per share – basic (note 11(c))	$0.28	$0.38

Net income per share – diluted (note 11(c))	$0.27	$0.37

See accompanying notes to unaudited interim consolidated financial statements.

3

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Common non-voting shares	Additional paid-in capital	Deficit	Total
Balance at March 31, 2007	$297,594	$2,062	$3,606	$(64,235)	$239,027
Net income	–	–	–	41,534	41,534
Conversion of common voting shares	2,062	(2,062)	–	–	–
Stock-based compensation	–	–	1,937	–	1,937
Reclassification on exercise of stock options	611	–	(611)	–	–
Cash settlement of stock options	–	–	(581)	–	(581)
Issued upon the exercise of stock options	1,627	–	–	–	1,627

Balance at March 31, 2008	$301,894	$–	$4,351	$(22,701)	$283,544
Net loss	–	–	–	(135,404)	(135,404)
Stock-based compensation	–	–	1,888	–	1,888
Performance share unit plan	–	–	61	–	61
Reclassification on exercise of stock options	834	–	(834)	–	–
Issued upon the exercise of stock options	703	–	–	–	703

Balance at March 31, 2009	$303,431	$–	$5,466	$(158,105)	$150,792
Net income	–	–	–	9,927	9,927
Stock-based compensation	–	–	929	–	929
Performance share unit plan	–	–	214	–	214
Cash settlement of stock options	–	–	(66)	–	(66)

Balance at June 30, 2009 (unaudited)	$303,431	$–	$6,543	$(148,178)	$161,796

See accompanying notes to unaudited interim consolidated financial statements.

4

Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended June 30,
	2009	2008
Cash provided by (used in):
Operating activities:
Net income for the period	$9,927	$13,757
Items not affecting cash:
Depreciation	8,724	7,823
Equity in earnings of unconsolidated joint venture	(191)	–
Amortization of intangible assets	493	285
Amortization of deferred lease inducements	(26)	(26)
Amortization of deferred financing costs	805	679
Loss on disposal of plant and equipment	41	1,144
(Gain) loss on disposal of assets held for sale	(317)	22
Unrealized foreign exchange gain on senior notes	(19,540)	(1,854)
Unrealized loss (gain) on derivative financial instruments measured at fair value	6,685	(2,201)
Stock-based compensation expense (note 16)	1,817	651
Accretion of asset retirement obligation	9	49
Deferred income taxes	2,541	3,147
Net changes in non-cash working capital (note 14(b))	(18,690)	2,938

	(7,722)	26,414

Investing activities:
Purchase of plant and equipment	(19,221)	(51,998)
Addition to intangible assets	(489)	(751)
Investment in and advances to unconsolidated joint venture (note 9)	(500)	–
Proceeds on disposal of plant and equipment	138	1,352
Proceeds on disposal of assets held for sale	960	192
Net changes in non-cash working capital (note 14(b))	(1,272)	43,473

	(20,384)	(7,732)

Financing activities:
Increase in long term debt	11,800	–
Stock options exercised	–	677
Financing costs (note 10(a))	(1,115)	–
Repayment of capital lease obligations	(1,470)	(1,225)

	9,215	(548)

(Decrease) increase in cash and cash equivalents	(18,891)	18,134
Cash and cash equivalents, beginning of period	98,880	31,863

Cash and cash equivalents, end of period	$79,989	$49,997

Supplemental cash flow information (note 14(a))

See accompanying notes to unaudited interim consolidated financial statements.

5

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc. (“NACG”), was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including heavy construction, industrial and commercial site development and pipeline and piling installations in Canada.

2. Change in generally accepted accounting principles

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (Canadian GAAP) and also provided a reconciliation to United States generally accepted accounting principles (U.S. GAAP).

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. It is proposed that SEC registrants would be permitted to continue to report under U.S. GAAP beyond 2011. As such, the Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2010.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

3. Significant accounting policies

a) Basis of presentation

These unaudited interim consolidated financial statements (the “financial statements”) are prepared in accordance with U.S. GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements. Material items that give rise to measurement differences to the consolidated financial statements under Canadian GAAP are outlined in note 22.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, North American Construction Group Inc. (“NACGI”), and the following 100% owned subsidiaries of NACGI:

• North American Caisson Ltd.	• North American Pipeline Inc.
• North American Construction Ltd.	• North American Road Inc.
• North American Engineering Inc.	• North American Services Inc.
• North American Enterprises Ltd.	• North American Site Development Ltd.
• North American Industries Inc.	• North American Site Services Inc.
• North American Mining Inc.	• North American Pile Driving Inc.
• North American Maintenance Ltd.

b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures reported in these consolidated financial statements and accompanying notes.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price or lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts, assumptions used to value free standing derivatives and other financial instruments, assumptions used in periodic impairment testing, and estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment. Actual results could differ materially from those estimates.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent, in part, on the accuracy of its estimates of the cost to complete each time-and-materials, unit-price, or lump-sum project. The Company’s cost estimates use a detailed “bottom up” approach, using inputs such as labour and equipment hours, detailed drawings

6

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

and material lists. These estimates are reviewed and updated monthly. The Company believes its experience allows it to produce materially reliable estimates. However, the Company’s projects can be highly complex. Profit margin estimates for a project may either increase or decrease from the amount that was originally estimated at the time of the related bid. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope are recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred. Revenues related to unapproved change orders and claims are included in total estimated contract revenue when they are approved.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

7

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

Revenue recognition from equipment rentals occurs when there is a written arrangement in the form of a contract or purchase order with the customer, a fixed or determinable sales price is established with the customer, performance requirements are achieved, and ultimate collection of the revenue is reasonably assured. Equipment rental revenue is recognized as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used.

d) Balance sheet classifications

Included in current assets and liabilities are amounts receivable and payable under construction contracts (principally retentions) that may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances net of outstanding cheques and short-term investments with maturities of three months or less when purchased.

f) Accounts receivable and unbilled revenue

Accounts receivable in the accompanying Consolidated Balance Sheets are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts invoiced.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition, and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of tires.

j) Plant and equipment

Plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and transmissions are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation for each category is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and annual rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Declining balance	30%
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Assets under capital lease	Declining balance	Over life of lease

8

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

k) Capitalized interest

The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.

l) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company performs its annual goodwill assessment on October 1 of each year and when a triggering event occurs between annual impairment tests.

m) Intangible assets

Intangible assets include:

•	customer contracts in process and related relationships, which are being amortized over the remaining lives of the related contracts and relationships;

•	trade names, which are being amortized on a straight-line basis over their estimated useful life of ten years;

•	non-competition agreements, which are being amortized on a straight-line basis between the three and five year terms of the respective agreements; and

•	capitalized computer software and development costs.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

Post-implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software. Capitalized software costs are depreciated using the straight-line method over the estimated useful life of the related software, which may be up to four years.

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be

9

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	Management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

p) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional retirement cost.

q) Foreign currency translation

The functional currency of the Company is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

r) Fair value measurement

Financial instruments are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

s) Derivative financial instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency and interest rate swap agreements as well as embedded price escalation features in revenue and supplier contracts. All such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

10

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.

t) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “Other income” in the Consolidated Statements of Operations and Comprehensive Income. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

u) Stock-based compensation

The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company has a Deferred Performance Share Unit (“DPSU”) plan, which is described in note 16(b). This compensation plan is settled, at the Company’s option, either by the issuance of equity instruments or by cash payment. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to contributed surplus. The vesting of awards under the DPSU is contingent upon certain performance criteria being achieved. The fair value of each share option grant under the DPSU Plan assumes that the relevant performance criteria will be achieved and compensation cost is recorded to the extent that vesting of the award is considered probable. When it is determined that such criteria are not probable of being achieved, no compensation cost is recognized and any previously recognized compensation cost is reversed.

The Company has a Director’s Deferred Stock Unit (“DDSU”) plan, which is described in note 16(c). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the Consolidated Balance Sheets. The measurement of the liability and compensation costs for these awards is based on the fair value of the award and is recorded as a charge to operating income over the vesting period of the award. Subsequent changes in the Company’s payment obligation after vesting of the award and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

v) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year (see note 11(c)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

w) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

11

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

x) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option is presented as deferred financing costs. The deferred financing costs related to the senior notes and the revolving and term loan facilities are amortized over the term of the related debt using the effective interest method.

y) Investments in unconsolidated joint ventures or affiliates

Investments in unconsolidated joint ventures or affiliates over which the Company has significant influence, including the Company’s investment in Noramac Ventures Inc., are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, including subsequent capital contributions and loans from the Company, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in unconsolidated joint ventures are included as investment in and advances to unconsolidated joint venture in the Company’s Consolidated Balance Sheets.

z) Business combinations

The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees and administrative costs are expensed as incurred.

aa) Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 as initially reconciled to U.S. GAAP have been amended to correct the following errors identified during preparation of the Company’s 2010 financial statements under U.S. GAAP.

(i)	Adoption of CICA Handbook Section 3031, “Inventories”. The Company identified an error related to the adoption of Canadian Handbook Section 3031, “Inventories” in fiscal 2009. The change in accounting policy was accounted for on a retrospective basis, without restatement of prior periods under Canadian GAAP resulting in a decrease to deficit of $991, net of taxes of $392, to reverse a tire impairment recorded in fiscal 2008. This decrease in deficit should have been adjusted for in the reconciliation to U.S. GAAP as the tire impairment should not have been recorded in fiscal 2008 under U.S. GAAP. As a result of this error, net income under U.S. GAAP for fiscal 2008 increased by $991 and deficit under U.S. GAAP as at March 31, 2008 decreased by $991;

(ii)	Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company has historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, the Company has reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet were $7,401 and $7,134 as at June 30, 2009 and March 31, 2009 respectively;

(iii)	Buyout of leased assets. The financial statements for fiscal 2008 and fiscal 2009 have been amended under U.S. GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. The Company has been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The impact of the error on previously reported amounts under Canadian GAAP for the quarter ended June 30, 2009 is described in note 22(i) as U.S. GAAP amounts were previously only reported on an annual basis. The correction of this error reduced “Plant and equipment” by $8,580, reduced long-term “Deferred tax liabilities” by $2,574 and increased “Deficit” by $5,838 in the Consolidated Balance Sheet as at Mach 31, 2009.

(iv)

Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under U.S. GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. The Company recorded the fair value of the swap liability and in addition recorded accrued interest on

12

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the U.S. Dollar interest rate swap was still in place (note 13(c)(ii)), and therefore the net accrued interest payable under the swap liability was not material. The impact of the error on previously reported amounts under Canadian GAAP for the quarter ended June 30, 2009 is described in note 22(i) as U.S. GAAP amounts were previously reported on an annual basis. The correction of this error reduced “Derivative financial instruments” by $7,514, increased long term “Deferred tax liabilities” by $1,676 and reduced “Deficit” by $5,838 in the Consolidated Balance Sheet as at March 31, 2009.

The impact of the above corrections on the previously reported Consolidated Balance Sheet under U.S. GAAP as at March 31, 2009 is as follows:

March 31, 2009	As previously reported	Adjustments	As amended
Property, plant and equipment	$324,695	$(8,580)	$316,115
Accrued liabilities	52,135	(7,134)	45,001
Long term accrued liabilities	–	7,134	7,134
Derivative financial instruments	50,562	(7,514)	43,048
Deferred tax liabilities	31,643	(898)	30,745
Deficit, end of period	(157,937)	(168)	(158,105)

The impact of the above corrections on previously reported amounts under U.S. GAAP for the years ended March 31, 2009 and March 31, 2008 are described in our annual consolidated financial statements for the year ended March 31, 2010.

4. United States accounting pronouncements recently adopted

i) The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (ASC)105. The ASC amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP, except for SEC rules and interpretative releases which, for the Company, are also authoritative U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. The ASC identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with U.S. GAAP. The Company will adopt this standard during the three months ended September 30, 2009, although it has chosen to refer to ASC references in these financial statements prior to the mandatory adoption date.

ii) Fair value measurements

In September 2006, the FASB issued an accounting standard codified in ASC 820, “Fair Value Measurements and Disclosures”. This standard established a single definition of fair value and a framework for measuring fair value, set out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and required disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This standard applies under other accounting standards that require or permit fair value measurements. One of the amendments deferred the effective date for one year relative to non-financial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applied to such items as non-financial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or non-financial long-lived asset groups measured at fair value for an impairment assessment. These remaining aspects of the fair value measurement standard were adopted by the Company prospectively beginning April 1, 2009. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

iii) Business combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), and, in April 2009, issued FAS 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies”, to amend and clarify SFAS No. 141(R), “Business Combinations”, now part of ASC 805, “Business

13

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Combinations”. Effective for the Company beginning on April 1, 2009, the standard establishes principles and requirements for how an acquirer recognizes and measures, in its financial statements, the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill and establishes disclosure requirements that enable users of the Company’s financial statements to evaluate the nature and financial effects of the business combination. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

iv) Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (“SFAS 160”), which is now part of ASC 810. The amendments to ASC 810 are effective for the fiscal year beginning April 1, 2009 and change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated balance sheet within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this ASC establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The ASC also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company prospectively adopted this ASC effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

v) Determination of the useful life of intangible assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets”. The guidance, now part of ASC 350, “Intangibles – Goodwill and Others”, and ASC 275, “Risks and Uncertainties”, applies to (i) intangible assets that are acquired individually or with a group of other assets and (ii) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

vi) Equity method investment accounting considerations

In November 2008, the FASB issued EITF 08-06, “Equity Method Investment Accounting Considerations”, now part of ASC 323, “Investments – Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

vii) Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Statements”. This new guidance, which is now a part of ASC 825, “Financial Instruments”, expands the disclosures about the fair value of financial instruments that were previously required only annually to be required for interim reporting periods. In addition, the ASC requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. The Company adopted the amendments to ASC 825 effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

viii) Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. The guidance, now part of ASC 820, “Fair Value Measurements and Disclosures”, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on

14

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

ix) Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. This statement addresses accounting and disclosure requirements related to subsequent events. This statement also requires the Company to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the Company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. The Company adopted this ASC effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

5. Recent United States accounting pronouncements not yet adopted

i) Consolidation of variable-interest entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The new guidance now part of ASC 810, “Consolidation”, revised the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable-interest entity. This standard is effective, for the Company, on April 1, 2010. The Company is currently evaluating the impact of this standard on its financial statements.

6. Inventories

	June 30, 2009	March 31, 2009
Spare tires	$6,496	$10,533
Job material and other	1,221	1,281

	$7,717	$11,814

7. Plant and equipment

June 30, 2009	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$326,486	$79,918	$246,568
Major component parts in use	26,372	3,648	22,724
Other equipment	21,947	8,848	13,099
Licensed motor vehicles	14,183	8,778	5,405
Office and computer equipment	7,586	3,789	3,797
Buildings	20,823	5,649	15,174
Leasehold improvements	7,603	2,166	5,437
Assets under capital lease	26,252	11,399	14,853

	$451,252	$124,195	$327,057

March 31, 2009	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$310,406	$75,410	$234,996
Major component parts in use	25,187	2,535	22,652
Other equipment	22,056	8,268	13,788
Licensed motor vehicles	12,760	7,445	5,315
Office and computer equipment	6,759	3,459	3,300
Buildings	20,823	5,308	15,515
Leasehold improvements	6,589	1,929	4,660
Assets under capital lease	27,953	12,064	15,889

	$432,533	$116,418	$316,115

15

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

During the three months ended June 30, 2009, additions to plant and equipment included $624 of assets that were acquired by means of capital leases (three months ended June 30, 2008 – $1,164). Depreciation of equipment under capital lease of $1,159 (three months ended June 30, 2008 – $648) was included in depreciation expense.

8. Deferred financing costs

June 30, 2009	Cost	Accumulated Amortization	Net Book Value
Senior notes	$16,521	$10,194	$6,327
Term facility and revolving facility	4,321	2,427	1,894

	$20,842	$12,621	$8,221

March 31, 2009	Cost	Accumulated Amortization	Net Book Value
Senior notes	$16,521	$9,613	$6,908
Term facility and revolving facility	3,205	2,203	1,002

	$19,726	$11,816	$7,910

Amortization of deferred financing costs of $805 were included in interest expense for the three months ended June 30, 2009 (three months ended June 30, 2008 – $679).

9. Investment in and advances to unconsolidated joint venture

The Company is engaged in one joint venture, “Noramac Ventures Inc.”. The joint venture is with Fort McKay Construction Ltd. and was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company has a 50% proportionate interest in the Noramac Joint Venture.

As of June 30, 2009, the Company’s investment in and advances to unconsolidated joint venture totaled $691 (March 31, 2009 – $nil). The condensed financial data for investment in and advances to unconsolidated joint venture is summarized as follows:

June 30, 2009
Current assets	$2,342
Current liabilities	961
Long term liabilities	1,193

Three months ended	June 30, 2009
Gross revenues	$1,270

Gross profit	607
Net income	381

Equity in earnings of unconsolidated joint venture	$191

10. Debt

a) Long term debt

On June 24, 2009, the Company entered into an amended and restated credit agreement to provide for borrowings of up to $125.0 million under which revolving loans, term loans and letters of credit may be issued. This facility matures on June 8, 2011.

The total amount of the credit facility remains unchanged at $125.0 million and includes a $75.0 million Revolving facility and a $50.0 million Term facility. Advances under the Revolving facility may be repaid and borrowed from time to time at the option of the Company. The Term facility commitments are available until August 31, 2009 and aggregate borrowings under this facility must exceed $25.0 million. Any undrawn amount under the Term facility, up to a maximum of $15.0 million, may be reallocated to the Revolving facility. Beginning September 30, 2009, and at the end of each fiscal quarter thereafter, the Company must make quarterly payments of principal in an amount equal to 4.375% of the outstanding principal drawn under the Term facility at August 31, 2009. The credit facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s credit rating.

16

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The credit facility is secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem share of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and was in compliance with these covenants at June 30, 2009.

As of June 30, 2009, the Company had outstanding borrowings of $11.8 million (March 31, 2009 – $nil) under the Term facility and had issued $20.3 million (March 31, 2009 – $20.8 million) in letters of credit under the Revolving facility to support performance guarantees associated with customer contracts. The funds available under the Revolving facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the credit facility was $92.9 million at June 30, 2009.

During the three months ended June 30, 2009, financing fees of $1.1 million were incurred in connection with the modifications made to the amended and restated credit agreement. These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the credit facility (note 8).

b) Senior notes

	June 30, 2009	March 31, 2009
8 3/4% senior unsecured notes due 2011 ($U.S.)	$200,000	$200,000
Unrealized foreign exchange	32,500	52,040
Fair value of embedded early redemption option (note 13(a))	1,443	3,716

	$233,943	$255,756

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of U.S. $200.0 million (Canadian $263.0 million). These notes mature on December 1, 2011 with interest payable semi-annually on June 1 and December 1 of each year. The 8  3/4% senior notes are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The notes are effectively subordinated to all secured debt to the extent of the outstanding amount of such debt.

The 8 3/4% senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after: December 1, 2007 at 104.4% of the principal amount; December 1, 2008 at 102.2% of the principal amount; December 1, 2009 at 100.0% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each holder’s 8 3/4% senior notes, at a purchase price in cash equal to 101.0% of the principal amount of the notes offered for repurchase plus accrued interest to the date of purchase.

11. Shares

a) Common shares

Authorized:

Unlimited number of common voting shares

Unlimited number of common non-voting shares issued and outstanding:

	Number of Shares	Amount
Common voting shares
Issued and outstanding at March 31, 2009 and June 30, 2009	36,038,476	$303,431

b) Additional paid-in capital

Balance, March 31, 2009	$5,466
Stock-based compensation (note 16(a))	929
Deferred performance share unit plan (note 16(b))	214
Settlement of stock options	(66)

Balance, June 30, 2009	$6,543

17

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

c) Net income per share

	Three months ended June 30,
	2009	2008
Net income available to common shareholders	$9,927	$13,757
Weighted average number of common shares	36,038,746	35,968,046

Basic net income per share	$0.28	$0.38

Net income available to common shareholders	$9,927	$13,757
Weighted average number of common shares	36,038,476	35,968,046
Dilutive effect of stock options	558,592	1,011,713

Weighted average number of diluted common shares	36,597,068	36,979,759

Diluted net income per share	$0.27	$0.37

At June 30, 2009, 836,754 options were anti-dilutive and therefore were not considered in computing diluted earnings per share (June 30, 2008 – nil).

12. Interest expense

	Three months ended June 30,
	2009	2008
Interest on 8 3/4% senior notes and swaps	$5,144	$5,834
Interest on capital lease obligations	291	282
Amortization of deferred financing costs	805	679
Interest on credit facilities	165	–

Interest on long term debt	6,405	6,795
Other interest	147	159

	6,552	6,954

13. Financial instruments and risk management

a) Fair value of financial instruments

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Revolving facility and the Term facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates and by using the outstanding balance of $11.8 million at June 30, 2009 and $nil at March 31, 2009, the fair value of amounts due under the Revolving facility and the Term facility as at June 30, 2009 and March 31, 2009 are not significantly different than their carrying value.

The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external, readily observable, market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

18

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Financial instruments with carrying amounts that differ from their fair values are as follows:

	June 30, 2009		March 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes ( i )	$233,944	$204,832	$255,756	$181,469
Capital lease obligations (ii)	16,638	16,378	17,484	17,345

(i)

The fair value of the U.S. Dollar denominated 8 3/4% senior notes is based upon their period end closing market price translated into Canadian Dollars at period end exchange rates as at June 30, 2009 and March 31, 2009.

(ii)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

Derivative financial instruments that are used for risk management purposes, as described in note 13(b) under – Risk Management consist of the following:

June 30, 2009	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$51,870	$ –
Embedded price escalation features in a long-term revenue construction contract	2,963	–
Embedded price escalation features in certain long-term supplier contracts	8,614	–
Embedded early redemption option on senior notes	–	1,443

Total fair value of derivative financial instruments	63,447	1,443
Less: current portion	15,656	–

	$47,791	$1,443

March 31, 2009	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$32,033	$ –
Embedded price escalation features in a long-term revenue construction contract	(324)	–
Embedded price escalation features in certain long-term supplier contracts	22,778	–
Embedded early redemption option on senior notes	–	3,716

Total fair value of derivative financial instruments	$54,487	$3,716
Less: current portion	11,439	–

	$43,048	$3,716

i) Fair value hierarchy of financial instruments

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Financial assets and liabilities measured at fair value, net of interest in the financial statements on a recurring basis are summarized below:

June 30, 2009	Location on Balance Sheet	Carrying Value	Level 2
Cross-currency swaps for U.S. dollar 8 3 /4% senior notes	Derivative financial instruments	$31,384	$31,384
Interest rate swaps for U.S. dollar 8 3/4% senior notes	Derivative financial instruments	20,486	20,486

Cross-currency and interest rate swaps for U.S. dollar 8 3/4% senior notes (note 13(a))	Derivative financial instruments	51,870	51,870
Embedded price escalation features in a long-term revenue construction contract (note 13(a))	Derivative financial instruments	2,963	2,963
Embedded price escalation features in certain long-term supplier contracts (note 13(a))	Derivative financial instruments	8,614	8,614
Embedded early redemption option on 8 3/4% senior notes (note 13(a))	Senior notes	1,443	1,443

		$64,890	$64,890

19

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

March 31, 2009	Location on Balance Sheet	Carrying Value	Level 2
Cross-currency swaps for U.S. dollar 8 3 /4% senior notes	Derivative financial instruments	$11,573	$11,573
Interest rate swaps for U.S. dollar 8 3/4% senior notes	Derivative financial instruments	20,460	20,460

Cross-currency and interest rate swaps for U.S. dollar 8 3/4% senior notes (note 13(a))	Derivative financial instruments	32,033	32,033
Embedded price escalation features in a long-term revenue construction contract (note 13(a))	Derivative financial instruments	(324)	(324)
Embedded price escalation features in certain long-term supplier contracts (note 13(a))	Derivative financial instruments	22,778	22,778
Embedded early redemption option on 8 3/4% senior notes (note 13(a))	Senior notes	3,716	3,716

		$58,203	$58,203

At June 30, 2009, the Company had no financial assets or financial liabilities classified as Level 1 or Level 3 under the fair value hierarchy. Since the Company primarily uses observable inputs in its valuation of its derivative financial instruments, these fair value measurements are classified with Level 2 of the fair value hierarchy. The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. The Company considers its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external, readily observable, market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

The Company used the following inputs to estimate the fair value of each class of Level 2 financial instruments:

•

The inputs used in the fair valuation of the Company’s cross-currency and interest rate swap agreements as stated above are: discounted cash flow analysis with inputs of observable market data including foreign currency exchange rates, implied volatilities, interest rates and the credit risk of the Company or the counterparties as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes;

•

The inputs used in the fair valuation of the Company’s optional redemption rights included in the senior notes are: discounted cash flow analysis with input of observable market data including foreign currency exchange rates, implied volatilities and interest rates; and

•

Inputs used in the fair valuation of the price escalation features in revenue and maintenance service contracts containing embedded derivatives are generally accepted valuation models based on discounted cash flows with inputs of observable market data, including foreign currency rates and discount factors.

There was no change in fair value of non-financial assets.

The Company did not re-measure non-financial liabilities to fair value as at June 30, 2009.

20

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The realized and unrealized loss (gain) on derivative financial instruments is comprised as follows:

	Three months ended June 30,
	2009	2008
Realized and unrealized loss (gain) on cross-currency and interest rate swaps	$23,171	$(454)
Unrealized loss (gain) on embedded price escalation features in a long-term revenue construction contract	3,287	(634)
Unrealized gain on embedded price escalation features in certain long-term supplier contracts	(14,164)	(201)
Unrealized gain on early redemption option on 8 3/4% senior notes	(2,273)	(244)

	$10,021	$(1,533)

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company uses various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. The Company has 8 3/4% senior notes denominated in U.S. Dollars in the amount of U.S. $200.0 million. In order to reduce its exposure to changes in the U.S. to Canadian Dollar exchange rate, the Company entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, the Company also entered into a U.S. Dollar interest rate swap and a Canadian Dollar interest rate swap as discussed in note 13(c)(ii) below. These derivative financial instruments were not designated as hedges for accounting purposes. At June 30, 2009 and March 31, 2009, the notional principal amount of the cross-currency swap was U.S. $200.0 million and Canadian $263.0 million.

On December 17, 2008, the Company received notice that all three swap counterparties had exercised the cancellation option on the U.S. Dollar interest rate swap and, effective February 2, 2009, the U.S. Dollar interest rate swap was terminated. In addition to net accrued interest to the termination date of U.S. $0.7 million, the counterparties paid a cancellation premium of 2.2% on the notional amount of U.S. $200.0 million or U.S. $4.4 million (equivalent to Canadian $5.3 million), which is included in the caption “Other income” in the Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2009.

The Company’s Canadian Dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remain in effect. The Company will continue to pay the counterparties an average fixed rate of 9.889% on the notional amount of Canadian $263.0 million or Canadian $13.0 million semi-annually until

21

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

December 1, 2011. Beginning March 1, 2009, the Company received quarterly floating rate payments in U.S. Dollars on the cross-currency swap agreement at the prevailing three month LIBOR rate plus a spread of 4.2% on the notional amount of U.S. $200.0 million.

As a result of the cancellation of the U.S. Dollar interest rate swap, the Company is exposed to changes in the value of the Canadian Dollar versus the U.S. Dollar. To the extent that three month LIBOR rate is less than 4.6% (the difference between the 8 3/4% senior notes coupon and the 4.2% spread over three month LIBOR on the cross-currency swap agreement), the Company will have to acquire U.S. Dollars to fund a portion of its semi-annual coupon payment on its senior notes. At the three month U.S. Dollar LIBOR rate of 0.621% at June 30, 2009, a $0.01 increase (decrease) in exchange rates in the Canadian Dollar would result in an insignificant decrease (increase) in the amount of Canadian Dollars required to fund each semi-annual coupon payment.

The Company also regularly transacts in foreign currencies when purchasing equipment, spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the U.S. Dollar for these short-term transactions, if material.

At June 30, 2009, with other variables unchanged, a $0.01 increase (decrease) in exchange rates of the Canadian Dollar to the U.S. Dollar related to the U.S. Dollar denominated senior notes would decrease (increase) net income and decrease (increase) equity by approximately $1.7 million. With other variables unchanged, a $0.01 increase (decrease) in exchange rates in the Canadian to the U.S. Dollar related to the cross-currency swap would increase (decrease) net income and increase (decrease) equity by approximately $1.7 million. The impact of similar exchange rate changes on short-term exposures would be insignificant and there would be no impact to other comprehensive income.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Amounts outstanding under the Company’s revolving credit facility are subject to a floating rate. The Company’s senior notes are subject to a fixed rate. The Company’s interest risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable borrowings that create cash flow interest rate risk. Changes in market interest rates cause the fair value of long-term debt with fixed interest rates to fluctuate but do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. The Company may use derivative instruments to manage interest rate risk. The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

In conjunction with the cross-currency swap agreement discussed in note 13(c)(i) above, the Company also entered into a U.S. Dollar interest rate swap and a Canadian Dollar interest rate swap with the net effect of economically converting the 8 3/4% rate payable on the 8 3/4% senior notes into a fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as hedges for accounting purposes.

As a result of the U.S. Dollar interest swap cancellation described in note 13(c)(i), the Company is exposed to changes in interest rates. The Company has a fixed semi-annual coupon payment of 8 3/4% on its U.S. $200.0 million senior notes. With the termination of the U.S. Dollar interest rate swap, the Company will no longer receive fixed U.S. Dollar payments from the counterparties to offset the coupon payment on its senior notes. As a result of this termination, the Company’s effective annual interest costs at the current LIBOR rate will increase U.S. $7.9 million. In addition, the Company is now exposed to interest rate risk where a 100 basis point increase (decrease) in the three month U.S. Dollar LIBOR rate will result in a U.S. $2.0 million decrease (increase) in effective annual interest costs.

At June 30, 2009 and March 31, 2009, the notional principal amounts of the interest rate swaps were U.S. $200.0 million and Canadian $263.0 million.

As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $4.3 million with this change in fair value being recorded in net income. As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) to U.S. interest rates would impact the fair value of the interest rate swaps by $0.2 million with this change in fair value being recorded in net income. As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) of Canadian to U.S. interest rate volatility would impact the fair value of the interest rate swaps by $nil million with this change in fair value being recorded in net income.

22

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

At June 30, 2009, the Company held $11.8 million of floating rate debt pertaining to its Term facility (March 31, 2009 – $nil). As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt will result in a $0.1 million increase (decrease) in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at June 30, 2009.

d) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At June 30, 2009 and March 31, 2009, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	June 30, 2009	March 31, 2009
Customer A	34%	29%
Customer B	28%	17%
Customer C	9%	13%
Customer D	6%	11%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to net income in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	June 30, 2009	March 31, 2009
Trade accounts receivables	$67,506	$76,499
Other receivables	2,532	1,824

Total accounts receivable	$70,038	$78,323

Unbilled revenue	$58,394	$55,907

On a geographic basis as at June 30, 2009, approximately 99% (March 31, 2009 – 99%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.

Payment terms are generally net 30 days. As at June 30, 2009 and March 31, 2009 trade receivables are aged as follows:

	June 30, 2009	March 31, 2009
Not past due	$50,671	$47,197
Past due 1-30 days	2,859	13,282
Past due 31-60 days	2,529	2,085
More than 61 days	11,447	13,935

Total	$67,506	$76,499

23

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

As at June 30, 2009, the Company has recorded an allowance for doubtful accounts of $2,520 (March 31, 2009 – $2,597) of which 85% relates to amounts that are more than 61 days past due.

The allowance is an estimate of the June 30, 2009 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

	June 30, 2009	March 31, 2009
Opening balance	$2,597	$742
Payments received on provided balances	(176)	(100)
Current year allowance	176	4,324
Write-offs	(77)	(2,369)

Ending balance	$2,520	$2,597

Credit risk on derivative financial instruments arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements. This credit risk only arises in instances where these agreements have positive fair value for the Company.

14. Other information

a) Supplemental cash flow information

	Three months ended June 30,
	2009	2008
Cash paid during the period for:
Interest	$21,241	$13,468
Income taxes	6,063	–
Cash received during the period for:
Interest	3,329	7
Non-cash transactions:
Acquisition of plant and equipment by means of capital leases	624	1,164

b) Net change in non-cash working capital

	Three months ended June 30,
	2009	2008
Operating activities:
Accounts receivable	$8,362	$38,112
Allowance for doubtful accounts	(77)	9
Unbilled revenue	(2,487)	(18,650)
Inventory	4,097	(5,407)
Prepaid expenses and deposits	(2,750)	706
Other assets	–	3,703
Accounts payable	(5,106)	(8,038)
Accrued liabilities	(20,910)	(15,584)
Long term accrued liabilities	267	531
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(86)	7,556

	$(18,690)	$2,938

Investing activities:
Accounts payable	$(1,272)	$43,473

c) Income taxes

Income tax expense as a percentage of income before income taxes for the three months ended June 30, 2009 differs from the statutory rate of 28.91% primarily due to the impact of changes in enacted tax rates and the benefit from

24

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

changes in the timing of the reversal of temporary differences. Income tax as a percentage of income before income taxes for the three months ended June 30, 2008 differed from the statutory rate of 29.38% primarily due to the benefit from changes in the timing of the reversal of temporary differences.

15. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction and equipment rental to a variety of customers throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 3. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics. These business units are considered to have similar economic characteristics based on similarities in the nature of the services provided, the customer base and the resources used to provide these services.

b) Results by business segment

Three months ended June 30, 2009	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$131,826	$14,618	$75	$146,519
Depreciation of plant and equipment	6,722	562	222	7,506
Segment profits	23,514	2,684	367	26,565
Segment assets	375,455	85,759	7,506	468,720
Capital expenditures	16,672	2	–	16,674

Three months ended June 30, 2008	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$189,405	$42,503	$27,079	$258,987
Depreciation of plant and equipment	5,101	820	227	6,148
Segment profits	14,924	8,661	8,925	32,510
Segment assets	521,590	123,108	74,975	719,673
Capital expenditures	42,242	5,830	4,649	52,721

25

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

c) Reconciliations

i) Income before income taxes

Three months ended June 30,	2009	2008
Total profit for reportable segments	$26,565	$32,510
Less: unallocated corporate expenses:
General and administrative expense	14,976	19,230
Loss on disposal of plant and equipment	41	1,144
(Gain) loss on disposal of assets held for sale	(317)	22
Amortization of intangibles	493	285
Equity in earnings of unconsolidated joint venture	(191)	–
Interest expense	6,552	6,954
Foreign exchange gain	(19,436)	(1,664)
Realized and unrealized loss (gain) on derivative financial instruments	10,021	(1,533)
Other expense (income)	533	(18)
Unallocated equipment costs (recoveries) (i )	1,425	(8,814)

Income before income taxes	$12,468	$16,904

(i)

Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to the reportable segment exceed actual equipment costs incurred.

ii) Total assets

	June 30, 2009	March 31, 2009
Total assets for reportable segments	$468,720	$470,667
Corporate assets:
Cash	79,989	98,880
Plant and equipment	23,423	19,890
Deferred income taxes	17,493	19,465
Other	22,938	20,373

Total corporate assets	143,843	158,608

Total assets	$612,563	$629,275

The Company’s goodwill of $23,872 is assigned to the Piling segment. All of the Company’s assets are located in Canada.

iii) Depreciation of plant and equipment

Three months ended June 30,	2009	2008
Total depreciation for reportable segments	$7,506	$6,148
Depreciation for corporate assets	1,218	1,675

Total depreciation	$8,724	$7,823

iv) Capital expenditures for plant and equipment

Three months ended June 30,	2009	2008
Total capital expenditures for reportable segments	$16,674	$52,721
Capital expenditures for corporate assets	3,036	28

Total capital expenditures	$19,710	$52,749

26

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

d) Customers

The following customers accounted for 10% or more of total revenues:

Three months ended June 30,	2009	2008
Customer A	55%	24%
Customer B	18%	15%
Customer C	10%	15%
Customer D	5%	22%

The revenue by major customer was earned in Heavy Construction and Mining, Piling and Pipeline segments.

16. Stock-based compensation plan

a) Share option plan

Under the 2004 Amended and Restated Share Option Plan, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Three months ended June 30,
	2009		2008
	Number of options	Weighted average exercise price ($ per share)	Number of options	Weighted average exercise price ($ per share)
Outstanding, beginning of period	2,071,884	7.53	2,036,364	7.54
Granted	160,000	8.28	–	–
Exercised	(40,000)	(5.00)	(107,000)	(6.32)
Forfeited	(10,380)	(6.51)	(101,000)	(10.58)

Outstanding, end of period	2,181,504	7.64	1,828,364	7.44

At June 30, 2009, the weighted average remaining contractual life of outstanding options is 7.0 years (March 31, 2009 – 7.0 years). At June 30, 2009, the Company had 1,184,184 exercisable options (March 31, 2009 – 1,055,924) with a weighted average exercise price of $5.99 (March 31, 2009 – $5.85).

For the three months ended June 30, 2009, the 40,000 options exercised were settled in cash.

The Company recorded $929 of compensation expense related to the stock options for the three months ended June 30, 2009 (three months ended June 30, 2008 – $269), with such amount being credited to additional paid in capital.

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,
	2009	2008
Number of options granted	160,000	–
Weighted average fair value per option granted ($)	5.89	–
Weighted average assumptions:
Dividend yield	Nil%	–
Expected volatility	77.47%	–
Risk-free interest rate	3.44%	–
Expected life (years)	6.5	–

The Company uses company specific historical data to estimate the expected life of the option, such as employee option exercise and employee post-vesting departure behavior. Since the Company’s shares have been publicly traded for a period that is shorter than the expected life of the share option, expected volatility is estimated based on the historical volatility of a peer group of similar entities in addition to its own historical volatility.

27

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

b) Deferred performance share unit plan

On March 19, 2008, the Company approved a Deferred Performance Share Unit (“DPSU”) Plan which became effective April 1, 2008.

DPSUs will be granted effective April 1 of each fiscal year in respect of services to be provided in that fiscal year and the following two fiscal years. The DPSUs vest at the end of a three year term and are subject to the performance criteria approved by the Compensation Committee of the Board of Directors at the date of grant. Such performance criterion includes the passage of time and is based upon return on invested capital calculated as operating income divided by average operating assets. The date of the third fiscal year-end following the date of the grant of DPSUs is the maturity date for such DPSUs. At the maturity date, the Compensation Committee assesses the participant against the performance criteria and determines the number of DPSUs that have been earned (earned DPSUs).

The settlement of the participant’s entitlement is made either in cash in an amount equivalent to the number of earned DPSUs multiplied by the value of the Company’s common shares at the date of maturity or in a number of common shares equal to the number of earned DPSUs. If settled in common shares, the common shares are purchased on the open market or through the issuance of shares from treasury.

The fair value of each unit under the DPSU Plan was estimated on the date of the grant using Black-Scholes option pricing model. The weighted average assumptions used in estimating the fair value of the units issued under the DPSU Plan are as follows:

	Three months ended June 30,
	2009	2008
Number of units granted	748,791	111,020
Weighted average fair value per unit granted ($)	3.65	12.34
Weighted average assumptions:
Dividend yield	Nil%	Nil%
Expected volatility	95.49%	56.25%
Risk-free interest rate	1.35%	2.83%
Expected life (years)	3.0	3.0

Since the Company’s shares have been publicly traded for a period that is shorter than the expected life of the DPSU, expected volatility is estimated based on the historical volatility of a peer group of similar entities in addition to its own historical volatility.

	Three months ended June 30,
	2009	2008
	Number of units	Number of units
Outstanding, beginning of period	91,005	–
Granted	748,791	111,020
Exercised	–	–
Forfeited	(19,001)	–

Outstanding, end of period	820,795	111,020

The weighted average exercise price per unit is $nil.

At June 30, 2009, the weighted average remaining contractual life of outstanding DPSU Plan units is 2.64 years (March 31, 2009 – 2.0 years). For the three months ended June 30, 2009, the Company granted 748,791 units under the Plan and recorded compensation expense of $214 (three months ended June 30, 2008 – $113) which is included in general and administrative costs. Compensation expense was adjusted based upon management’s assessment of performance against return on invested capital targets and the ultimate number of units expected to be issued. As at June 30, 2009, there was approximately $2,051 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the DPSU Plan, which is expected to be recognized over a weighted average period of 2.64 years and is subject to performance adjustments.

28

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

c) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative costs) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred unit account shall be determined by dividing the amount of the participant’s deferred remuneration by the Canadian Dollar equivalent of the Company’s weighted average share price of the last five trading days on the New York Stock Exchange at the end of the period. The DDSUs vest immediately upon grant and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the five trading days immediately preceding death or retirement. Directors, who are not U.S. taxpayers, may elect to defer the maturity date until a date no later than December 1st of the calendar year following the year in which the actual maturity date occurred.

	Three months ended June 30,
	2009	2008
	Number of Units
Outstanding, beginning of period	139,691	11,807
Granted	33,317	8,967

Outstanding, end of period	173,008	20,774

For the three months ended June 30, 2009, the Company recorded an expense of $674 (three months ended June 30, 2008 – $269) related to grants of DDSUs.

At June 30, 2009, the redemption value of these units was $7.05/unit (March 31, 2009 – $3.91/unit). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when granted.

17. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

18. Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct impact on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

19. Claims revenue

At June 30, 2009, due to the timing of receipt of signed change orders, Heavy Construction and Mining had approximately $0.7 million in claims revenue recognized to the extent of costs incurred. None of the claims revenue recognized during the three months ended June 30, 2009 has been collected.

20. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

21. Subsequent events

On August 1, 2009, the Company acquired all of the issued and outstanding shares of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd. located in Ontario, Canada for cash consideration of $5,410. This acquisition

29

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

gives the Company access to Piling markets and customers in the region. The acquisition of DF Investments Limited., and any post closing purchase price adjustments, will be reflected in the Company’s consolidated financial statements beginning August 1, 2009.

On December 1, 2009, the Company was notified by a major customer that they had reduced the letter of credit required to support performance guarantees from $20.0 million to $10.0 million. As a result of this notification, the borrowing capacity under the Company’s Revolving Facility increased $10.0 million. Effective January 6, 2010, the Company’s borrowing availability was $79.6 million.

On April 7, 2010, the Company issued, through private placement in Canada and the U.S., $225.0 million of 9.125% Series 1 Senior Unsecured Debentures (the “Debentures”). The Debentures mature on April 7, 2017. The Debentures will bear interest from the date of issue at 9.125% per annum and such interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.

The Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

At any time prior to April 7, 2013, the Company may redeem up to 35% of the aggregate principal amount of the Debentures, with the net cash proceeds of one or more of the Company’s Public Equity Offerings at a redemption price equal to 109.125% of the principal amount; plus accrued and unpaid interest to the date of redemption, so long as:

i)	at least 65% of the original aggregate amount of the Debentures remains outstanding after each redemption; and

ii)	any redemption by the Company is made within 90 days of the equity offering.

At any time prior to April 7, 2013, the Company may on one or more occasions redeem the Debentures, in whole or in part, at a redemption price which is equal to the greater of (a) the Canada Yield Price and (b) 100% of the aggregate principal amount of Debentures redeemed, plus, in each case, accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2013 at 104.563% of the principal amount; April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each Debenture holder’s Debentures, at a purchase price in cash equal to 101% of the principal amount of the Debentures offered for repurchase plus accrued interest to the date of purchase.

On April 8, 2010, the Company settled the cross-currency and interest rate swaps for a total of $92.5 million. On April 28, 2010, the Company redeemed the 8 3/4% senior notes for a total of $207.6 million and wrote off deferred financing costs of $4.5 million. These payments were funded by the net proceeds received from the issuance of the Debentures and available cash on hand.

On April 30, 2010, the Company entered into an amended and restated credit agreement to extend the term of the credit facilities and increase the amount of the term loans. The new credit facilities provide for total borrowings of up to $163.4 million (previously $125.0 million) under which revolving loans, term loans and letters of credit may be issued. The Revolving Facility of $85.0 million (previously $90.0 million) was undrawn at closing. The new agreement includes two term facilities providing for borrowings of up to $78.4 million. At April 30, 2010, the Term A Facility and Term B Facility were both fully drawn at $28.4 million and $50.0 million, respectively. The new facilities mature on April 30, 2013.

Advances under the Revolving Facility may be repaid from time to time at the Company’s option. The term facilities include mandatory repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, the Company must make annual payments within 120 days of the end of its fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million.

Interest on Canadian base rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined within the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on prime and US base rate loans is payable monthly in

30

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

arrears and computed on the basis of a 365 day or 366 day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360 day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin.

Subsequent to March 31, 2010, the Company recorded additional financing costs on the Debentures and the amended credit agreement of $6.9 million and $1.0 million respectively. These additional costs will be recorded as deferred financing costs in the Interim Consolidated Balance Sheets.

22. United States and Canadian accounting policy differences

These consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain respects from Canadian GAAP. If Canadian GAAP were employed, the Company’s net income would be adjusted as follows:

Consolidated Statements of Operations, Comprehensive Income and Deficit – Three months ended June 30, 2009	U.S. GAAP	Adjustments	Canadian GAAP (restated – see note 22(i))
Revenue (g)	$146,519	$584	$147,103
Project costs (g)	54,262	291	54,553
Equipment costs	46,044	–	46,044
Equipment operating lease expense	12,349	–	12,349
Depreciation (a)	8,724	(31)	8,693

Gross profit	25,140	324	25,464
General and administrative costs (c)	14,976	90	15,066
Loss on disposal of plant and equipment	41	–	41
Gain on disposal of assets held for sale	(317)	–	(317)
Amortization of intangible assets (b)	493	209	702
Equity in earnings of unconsolidated joint venture (g)	(191)	191	–

Operating income before the undernoted	10,138	(166)	9,972
Interest expense, net (b)	6,552	(584)	5,968
Foreign exchange gain (b)	(19,436)	221	(19,215)
Realized and unrealized loss on derivative financial instruments (d)	10,021	–	10,021
Other expense	533	–	533

Income before income taxes	12,468	197	12,665
Income taxes:
Current income taxes	–	–	–
Deferred income taxes (h)	2,541	54	2,595

Net income and comprehensive income for the period	9,927	143	10,070
Deficit, beginning of period	(158,105)	126	(157,979)

Deficit, end of period	$(148,178)	$269	$(147,909)

Net income per share – basic	$0.28	$–	$0.28

Net income per share – diluted	$0.27	$0.01	$0.28

31

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Consolidated Statements of Operations, Comprehensive Income and (Deficit) Retained Earnings – Three months ended June 30, 2008	U.S. GAAP	Adjustments	Canadian GAAP (restated – see note 22(i))
Revenue	$258,987	$–	$258,987
Project costs	148,631	–	148,631
Equipment costs	52,411	–	52,411
Equipment operating lease expense	8,798	–	8,798
Depreciation (a)	7,823	(31)	7,792

Gross profit	41,324	31	41,355
General and administrative costs (c)	19,230	(15)	19,215
Loss on disposal of plant and equipment	1,144	–	1,144
Loss on disposal of assets held for sale	22	–	22
Amortization of intangible assets (b)	285	209	494

Operating income before the undernoted	20,643	(163)	20,480
Interest expense, net (b)	6,954	(505)	6,449
Foreign exchange gain (b)	(1,664)	23	(1,641)
Realized and unrealized gain on derivative financial instruments (d)	(1,533)	(732)	(2,265)
Other income	(18)	–	(18)

Income before income taxes	16,904	1,051	17,955
Income taxes:
Current income taxes
Deferred income taxes (h)	3,147	227	3,374

Net income and comprehensive income for the period	13,757	824	14,581
Deficit, beginning of period – as previously reported	(22,701)	1,608	(21,093)
Change in accounting policy related to inventories (f)	–	991	991

Deficit, end of period	$(8,944)	$3,423	$(5,521)

Net income per share – basic	$0.38	$0.03	$0.41

Net income per share – diluted	$0.37	$0.02	$0.39

32

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The cumulative effect of material differences between U.S. and Canadian GAAP on the Consolidated Balance Sheets of the Company is as follows:

Consolidated Balance Sheets – June 30, 2009	U.S. GAAP	Adjustments	Canadian GAAP (restated – see note 22(i))
Assets
Current assets:
Cash and cash equivalents (g)	$79,989	$284	$80,273
Accounts receivable, net (g)	70,038	209	70,247
Unbilled revenue (g)	58,394	670	59,064
Inventories	7,717	–	7,717
Prepaid expenses and deposits (g)	8,789	10	8,799
Deferred tax assets	7,865	–	7,865

	232,792	1,173	233,965
Prepaid expenses and deposits	2,215	–	2,215
Assets held for sale	2,117	–	2,117
Plant and equipment (a)	327,057	(629)	326,428
Intangible assets (b)	5,970	1,673	7,643
Deferred financing costs (b)	8,221	(8,221)	–
Investment in and advances to unconsolidated joint venture (g)	691	(691)	–
Goodwill	23,872	–	23,872
Deferred tax assets	9,628	–	9,628

	$612,563	$(6,695)	$605,868

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (g)	$49,892	$483	$50,375
Accrued liabilities	24,091	–	24,091
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,069	–	2,069
Current portion of capital lease obligations	5,395	–	5,395
Current portion of derivative financial instruments	15,656	–	15,656
Current portion of long term debt	2,065	–	2,065
Deferred tax liabilities	8,981	–	8,981

	108,149	483	108,632
Deferred lease inducements	810	–	810
Long term accrued liabilities	7,401	–	7,401
Capital lease obligations	11,243	–	11,243
Long term debt	9,735	–	9,735
Senior notes (b) and (d)	233,944	(2,417)	231,527
Director deferred stock unit liability	1,220	–	1,220
Derivative financial instruments	47,791	–	47,791
Asset retirement obligation	395	–	395
Deferred tax liabilities (h)	30,079	(1,369)	28,710

	450,767	(3,303)	447,464

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – June 30, 2009 – 36,038,476 voting common shares (March 31, 2009 – 36,038,476 voting common shares) (e)	303,431	(3,458)	299,973
Additional paid-in capital (c) and (h)	6,543	(203)	6,340
Deficit (a) to (d) and (f) to (h)	(148,178)	269	(147,909)

	161,796	(3,392)	158,404

	$612,563	$(6,695)	$605,868

33

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Consolidated Balance Sheets – March 31, 2009	U.S. GAAP	Adjustments	Canadian GAAP (restated – see note 22(i))
Assets
Current assets:
Cash and cash equivalents	$98,880	$–	$98,880
Accounts receivable, net	78,323	–	78,323
Unbilled revenue	55,907	–	55,907
Inventories	11,814	–	11,814
Prepaid expenses and deposits	4,781	–	4,781
Deferred tax assets	7,033	–	7,033

	256,738	–	256,738
Prepaid expenses and deposits	3,504	–	3,504
Assets held for sale	2,760	–	2,760
Plant and equipment (a)	316,115	(660)	315,455
Intangible assets (b)	5,944	767	6,711
Deferred financing costs (b)	7,910	(7,910)	–
Goodwill	23,872	–	23,872
Deferred tax assets	12,432	–	12,432

	$629,275	$(7,803)	$621,472

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$56,204	$–	$56,204
Accrued liabilities	45,001	–	45,001
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,155	–	2,155
Current portion of capital lease obligations	5,409	–	5,409
Current portion of derivative financial instruments	11,439	–	11,439
Deferred tax liabilities	7,749	–	7,749

	127,957	–	127,957
Deferred lease inducements	836	–	836
Long term accrued liabilities	7,134	–	7,134
Capital lease obligations	12,075	–	12,075
Senior notes (b) and (d)	255,756	(2,857)	252,899
Director deferred stock unit liability	546	–	546
Derivative financial instruments	43,048	–	43,048
Asset retirement obligation	386	–	386
Deferred tax liabilities (h)	30,745	(1,423)	29,322

	478,483	(4,280)	474,203

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2009 – 36,038,476 voting common shares (March 31, 2008 – 35,929,476 voting common shares) (e)	303,431	(3,458)	299,973
Additional paid-in capital (c) and (h)	5,466	(191)	5,275
Deficit (a) to (d) and (f) to (h)	(158,105)	126	(157,979)

	150,792	(3,523)	147,269

	$629,275	$(7,803)	$621,472

34

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The cumulative effect of material differences between U.S. and Canadian GAAP on the Consolidated Statements of Cash Flows of the Company is as follows:

Consolidated Statements of Cash Flows – Three months ended June 30, 2009	U.S. GAAP	Adjustments	Canadian GAAP (restated – see note 22(i))
Cash provided by (used in):
Operating activities:
Net income for the period	$9,927	$143	$10,070
Items not affecting cash:
Depreciation (a)	8,724	(31)	8,693
Equity in earnings of unconsolidated joint venture	(191)	191	–
Amortization of intangible assets	493	209	702
Amortization of deferred lease inducements	(26)	–	(26)
Amortization of deferred financing costs	805	(584)	221
Loss on disposal of plant and equipment	41	–	41
Gain on disposal of assets held for sale	(317)	–	(317)
Unrealized foreign exchange gain on senior notes	(19,540)	221	(19,319)
Unrealized loss on derivative financial instruments measured at fair value	6,685	–	6,685
Stock-based compensation expense	1,817	(12)	1,805
Accretion of asset retirement obligation	9	–	9
Deferred income taxes	2,541	54	2,595
Net changes in non-cash working capital	(18,690)	(407)	(19,097)

	(7,722)	(216)	(7,938)
Investing activities:
Purchase of plant and equipment	(19,221)	–	(19,221)
Addition to intangible assets	(489)	–	(489)
Investment in and advance to unconsolidated joint venture	(500)	500	–
Proceeds on disposal of plant and equipment	138	–	138
Proceeds on disposal of assets held for sale	960	–	960
Net changes in non-cash working capital	(1,272)	–	(1,272)

	(20,384)	500	(19,884)
Financing activities:
Increase in long term debt	11,800	–	11,800
Financing costs	(1,115)	–	(1,115)
Repayment of capital lease obligations	(1,470)	–	(1,470)

	9,215	–	9,215

Decrease in cash and cash equivalents	(18,891)	284	(18,607)
Cash and cash equivalents, beginning of period	98,880	–	98,880

Cash and cash equivalents, end of period	$79,989	$284	$80,273

35

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Consolidated Statements of Cash Flows – Three months ended June 30, 2008	U.S. GAAP	Adjustments	Canadian GAAP (restated – see note 22(i))
Cash provided by (used in):
Operating activities:
Net income for the period	$13,757	$824	$14,581
Items not affecting cash:
Depreciation (a)	7,823	(31)	7,792
Amortization of intangible assets	285	209	494
Amortization of deferred lease inducements	(26)	–	(26)
Amortization of deferred financing costs	679	(505)	174
Loss on disposal of plant and equipment	1,144	–	1,144
Loss on disposal of assets held for sale	22	–	22
Unrealized foreign exchange gain on senior notes	(1,854)	23	(1,831)
Unrealized loss on derivative financial instruments measured at fair value	(2,201)	(732)	(2,933)
Stock-based compensation expense	651	(15)	636
Accretion of asset retirement obligation	49	–	49
Deferred income taxes	3,147	227	3,374
Net changes in non-cash working capital	2,938	–	2,938

	26,414	–	26,414
Investing activities:
Purchase of plant and equipment	(51,998)	–	(51,998)
Addition to intangible assets	(751)	–	(751)
Proceeds on disposal of plant and equipment	1,352	–	1,352
Proceeds on disposal of assets held for sale	192	–	192
Net changes in non-cash working capital	43,473	–	43,473

	(7,732)	–	(7,732)
Financing activities:
Stock options exercised	677	–	677
Repayment of capital lease obligations	(1,225)	–	(1,225)

	(548)	–	(548)

Increase in cash and cash equivalents	18,134	–	18,134
Cash and cash equivalents, beginning of period	31,863	–	31,863

Cash and cash equivalents, end of period	$49,997	$–	$49,997

The areas of material difference between Canadian and U.S. GAAP and their impact on the Company’s consolidated financial statements are described below:

a) Capitalization of interest

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with the Company’s policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under U.S. GAAP, deferred financing costs incurred in connection with the Company’s senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under U.S. GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under U.S. GAAP, foreign

36

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with the Company’s revolving credit facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under U.S. GAAP, the Company continues to amortize these transaction costs over the stated term of the related debt using the effective interest method. The Company discloses the financing costs for both the senior notes and the revolving credit facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statements of Operations and Comprehensive Income. Under Canadian GAAP, the financing costs related to the senior notes are included in the “Senior notes” balance on the Consolidated Balance Sheets.

c) Stock-based compensation

Up until April 1, 2006, the Company followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for U.S. GAAP purposes. As the Company uses the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and U.S. GAAP prior to April 1, 2006. On April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As the Company used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, it was required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, the Company was permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of its initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and U.S. GAAP relating to the determination of the fair value of options granted.

d) Derivative financial instruments

Under Canadian GAAP, the Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provides for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under U.S. GAAP, ASC 815 (formerly Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a U.S. GAAP and Canadian GAAP difference.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, the Company reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. The Company recorded the fair value of these embedded derivatives on April 1, 2007 of $9,720, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770 for Canadian GAAP purposes. Under U.S. GAAP, the Company had recognized and measured these embedded derivatives since inception of the related contracts.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and U.S. GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of

37

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

$42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under U.S. GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under U.S. GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under U.S. GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 to common shares. For U.S. GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48,140 to common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

f) Inventories

Effective April 1, 2008, the Company retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, the Company reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1,383 with a corresponding decrease to opening deficit of $991 net of future taxes of $392.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, the Company recorded an inventory write-down of $1.4 million under Canadian GAAP. Under U.S. GAAP, market means current replacement cost. However, market under U.S. GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. The Company established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under U.S. GAAP for the year ended March 31, 2008. Please refer to note 3 aa).

g) Joint venture

The Company owns a 50% interest in Noramac Ventures Inc., a nominee company for the Company’s Noramac Joint Venture (JV) and the Company has joint control of this entity. Under U.S. GAAP, the Company records its share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, the Company uses the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method the Company recognizes its share of the results of operations, cash flows, and financial position of the JV on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the U.S. GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and the supporting notes. Under Canadian GAAP, the following assets, liabilities, revenues and expenses and cash flows would be recorded using the proportionate consolidation method:

June 30, 2009
Current assets	$1,171
Current liabilities	481
Long term liabilities	597

Net equity	93

38

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Three months ended	June 30, 2009
Gross revenues	$635

Gross profit	304
Expense	(113)

Net income	191

Three months ended	June 30, 2009
Cash flow resulting from operating activities	$284

Increase in cash and cash equivalents	$284

h) Other matters

Other adjustments relate to the tax effect of items (a) through (f) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under U.S. GAAP. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

i) Restatement

The financial statements for the three months ended June 30, 2009 and 2008, respectively, under Canadian GAAP have been restated to correct the following errors identified during the preparation of the Company’s fiscal 2010 financial statements:

i)	Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company has historically classified the contingent rentals as a current liability; however, certain amounts are due beyond one year from the balance sheet date. In the current year, the Company has reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7,401 and $7,134 as at June 30, 2009 and March 31, 2009 respectively.

ii)	Buyout of leased assets. The financial statements for fiscal 2008 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. The Company has been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $6,600, reduced “Depreciation” by $150, reduced “Deferred income taxes” by $1,935 and reduced “Net income and comprehensive income” by $4,515 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2008. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements as stated above. The correction of this error reduced “Depreciation” by $200, reduced “Deferred income taxes” by $60 and increased “Net income and comprehensive income” by $140 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2009. It also reduced “Property, plant and equipment” by $8,380 and $8,580, reduced long term “Deferred tax liabilities” by $2,514 and $2,574 and increased “Deficit” by $5,866 and $6,006 from the amounts originally reported in the Consolidated Balance Sheet as at June 30, 2009 and March 31, 2009, respectively.

39

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

iii)	Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. The Company recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the Canadian Dollar interest rate swap was still in place (note 13(c)(ii)), and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized loss (gain) on derivative financial instruments” by $6,308, reduced income tax expense by $1,462 and reduced net income by $4,844 from amounts originally reported in the Interim Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2009. It also reduced “Derivative financial instruments” by $1,207 and $7,514, increased long term “Deferred tax liabilities” by $212 and $1,676 and reduced “Deficit” by $995 and $5,838 in the Consolidated Balance Sheet as at June 30, 2009 and March 31, 2009, respectively.

The impact of the above corrections under Canadian GAAP on the Consolidated Statements of Operations and Comprehensive Income for three months ended June 30, 2009 and June 30, 2008 are as follows:

For the three months ended June 30, 2009	As previously reported	Adjustments	As restated
Depreciation	$8,893	$(200)	$8,693
Realized and unrealized loss on derivative financial instruments	3,713	6,308	10,021
Future income taxes	3,997	(1,402)	2,595
Net income and comprehensive income for the period	14,774	(4,704)	10,070
Deficit, end of period	(143,037)	(4,872)	(147,909)
Net income per share – basic	$0.41	$(0.13)	$0.28
Net income per share – diluted	$0.40	$(0.12)	$0.28

For the three months ended June 30, 2008	As previously reported	Adjustments	As restated
Equipment costs	$45,811	$6,600	$52,411
Depreciation	7,942	(150)	7,792
Future income taxes	5,309	(1,935)	3,374
Net income and comprehensive income for the period	19,096	(4,515)	14,581
Deficit, end of period	800	(6,321)	(5,521)
Net income per share – basic	$0.53	$(0.12)	$0.41
Net income per share – diluted	$0.52	$(0.13)	$0.39

The impact of the above corrections under Canadian GAAP on the Consolidated Balance Sheets as at June 30, 2009 and March 31, 2009 is as follows:

June 30, 2009	As previously reported	Adjustments	As restated
Plant and equipment	$334,808	$(8,380)	$326,428
Accrued liabilities	31,492	(7,401)	24,091
Current portion of derivative financial instruments	4,639	11,017	15,656
Long term accrued liabilities	–	7,401	7,401
Derivative financial instruments	60,015	(12,224)	47,791
Future income taxes	31,012	(2,302)	28,710
Deficit, end of period	(143,037)	(4,872)	(147,909)

40

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

March 31, 2009	As previously reported	Adjustments	As restated
Property, plant and equipment	$324,035	$(8,580)	$315,455
Accrued liabilities	52,135	(7,134)	45,001
Long term accrued liabilities	–	7,134	7,134
Derivative financial instruments	50,562	(7,514)	43,048
Future income taxes	30,220	(898)	29,322
Deficit	(157,811)	(168)	(157,979)

The impact of the above corrections under Canadian GAAP on the Consolidated Statements of Cash Flows for three months ended June 30, 2009 and June 30, 2008 are as follows:

For the three months ended June 30, 2009	As previously reported	Adjustments	As restated
Net income	$14,774	$(4,704)	$10,070
Depreciation	8,893	(200)	8,693
Unrealized loss on derivative financial instruments measured at fair value	377	6,308	6,685
Future income taxes	3,997	(1,402)	2,595

For the three months ended June 30, 2008	As previously reported	Adjustments	As restated
Net income	$19,096	$(4,515)	$14,581
Depreciation	7,942	(150)	7,792
Future income taxes	5,309	(1,935)	3,374
Cash flow from operating activities	33,014	(6,600)	26,414
Purchase of property, plant and equipment	(59,349)	6,600	(52,749)
Cash flow from investing activities	(14,332)	6,600	(7,732)

j) Recently adopted Canadian accounting pronouncements

i) Goodwill and intangible assets

Effective April 1, 2009, the Company adopted, on a retrospective basis, CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, “Intangible Assets”. The adoption of this standard resulted in the reclassification for certain qualifying assets related to software from property, plant and equipment to intangible assets for all periods presented.

k) Recent Canadian accounting pronouncements not yet adopted

i) Business combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces the existing standard. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in periods after the acquisition date and that non-controlling interests should be measured at fair value at the date of acquisition. This standard is equivalent to International Financial Reporting Standards on business combinations. This standard is to be applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of this standard.

ii) Consolidated financial statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces Section 1600 –“Consolidated Financial Statements”. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. This standard is effective for interim and annual financial statements beginning on or after January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of this standard.

41

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

iii) Non-controlling interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. This standard is effective for interim and annual financial statements beginning on or after January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of this standard.

iv) Accounting changes

In June 2009, the CICA amended Handbook Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009.

v) Financial instruments – recognition and measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and on or after January 1, 2011 for the amendments relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments.

vi) Financial instruments – disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of the amendments to the standard.

l) Reclassification of previously reported amounts

Certain previously reported amounts under Canadian GAAP have been reclassified to conform to the method of presentation adopted under U.S. GAAP.

42

NORTH AMERICAN ENERGY PARTNERS INC.

Restated Interim Management’s Discussion and Analysis

For the three months ended June 30, 2009

Restated Interim Management’s Discussion and Analysis

For the three months ended June 30, 2009

2

Restated Interim Management’s Discussion and Analysis

A. Explanatory Notes

June 10, 2010

The following discussion and analysis for the three months ended June 30, 2009 has been restated. This restated interim Management’s Discussion and Analysis (MD&A) should be read in conjunction with the attached restated unaudited consolidated financial statements for the three months ended June 30, 2009 and the audited consolidated financial statements for the year ended March 31, 2009, together with our annual MD&A for the year ended March 31, 2009.

Adoption of United States GAAP

As a Canadian based company, we have historically prepared our consolidated financial statements in accordance with Canadian GAAP and provided reconciliations to United States (US) GAAP. In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affected financial reporting requirements for Canadian public companies. The AcSB strategic plan outlined the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB confirmed that IFRS would be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless we, as a Securities and Exchange Commission (SEC) registrant and as permitted by National Instrument 52-107, were to adopt US GAAP on or before this date.

After significant analysis and consideration regarding the merits of reporting under IFRS or US GAAP we have decided not to adopt IFRS and instead to adopt US GAAP, commencing for the year ended March 31, 2010, as our primary reporting standard for our consolidated financial statements. Our audited consolidated financial statements, for the year ended March 31, 2010, including related notes and our annual Management’s Discussion and Analysis (MD&A) for the year ended March 31, 2010, together with this restated interim MD&A have therefore been prepared in accordance with US GAAP. All comparative figures contained in these documents have been restated to reflect our results as if they had been historically reported in accordance with US GAAP as our reporting standard. All consolidated financial statements and MD&A’s previously filed were prepared in accordance with Canadian GAAP.

The information contained in this restated interim MD&A is as at August 4, 2009 (as revised) unless otherwise indicated. Accordingly, this restated interim MD&A has not been updated to reflect new facts, events or circumstances since August 4, 2009. Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. These consolidated financial statements, our most recent annual Management’s Discussion and Analysis and additional information relating to our business, including our most recent Annual Information Form (AIF), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

As required for the fiscal year of adoption of US GAAP and one subsequent fiscal year, we will provide a Canadian Supplement to our MD&A that restates, based on financial information reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. In support of the adoption of US GAAP commencing in the year ended March 31, 2010, we will restate and file our unaudited consolidated financial statements, accompanying notes and MD&A’s for the interim periods ending June 30, September 30 and December 31, 2009. We will also provide Canadian Supplement MD&A’s for each of these restated interim periods. The impact to our financial statements of the adoption of US GAAP as our reporting standard is discussed under “Differences between US and Canadian GAAP” in the Financial Results section of this MD&A.

B. Financial Results

Restatements Related to Previously Reported Canadian GAAP Results

The financial statements for the three months ended June 30, 2009 and 2008, respectively, under Canadian GAAP, have been restated to correct the following errors identified during the preparation of our fiscal 2010 financial statements:

i)	Reclassification of accrued liabilities: The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of our fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which we will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We have historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, we reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and reclassified comparative figures accordingly. The amounts reclassified on the Consolidated Balance Sheet were $7.4 million and $7.1 million as at June 30, 2009 and March 31, 2009, respectively;

3

Restated Interim Management’s Discussion and Analysis

ii)	Buy-out of leased assets: The financial statements for fiscal 2008 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. We have been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $6.6 million, reduced “Depreciation” by $0.2 million, reduced “Deferred income taxes” by $1.9 million and reduced “Net income and comprehensive income for the year” by $4.5 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2008. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements as stated above. The correction of this error reduced “Depreciation” by $0.2 million, reduced “Deferred income taxes” by $0.1 million and increased “Net Income and comprehensive income” by $0.1 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2009. It also reduced “Property, plant and equipment” by $8.4 million and $8.6 million, reduced long term “Deferred tax liabilities” by $2.5 million and $2.6 million and increased “Deficit” by $5.9 million and $6.0 million from the amounts originally reported in our Consolidated Balance Sheet as at June 30, 2009 and March 31, 2009, respectively; and

iii)	Valuation of derivative financial instruments: The financial statements for fiscal 2009 have been amended under Canadian GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities, collectively the “swap liability”, which was identified on settlement of the swap liability on April 8, 2010. We recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being overstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest during each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the US dollar interest rate swap had not been cancelled (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk section), therefore the net accrued interest payable was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $6.3 million, reduced income tax expense by $1.5 million and reduced net income by $4.8 million from amounts originally reported in the Interim Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2009. It also reduced “Derivative financial instruments” by $1.2 million and $7.5 million, increased long term “Deferred tax liabilities” by $0.2 million and $1.7 million and reduced “Deficit” by $1.0 million and $5.8 million in the Consolidated Balance Sheet as at June 30, 2009 and March 31, 2009, respectively.

The above errors also impacted previously reported US GAAP amounts for the years ended March 31, 2009 and 2008, respectively, which were previously only reported on an annual basis. Please refer to note 3 aa) and 22(i)) of our interim consolidated financial statements for the three months ended June 30, 2009 for further information on these items.

United States and Canadian Accounting Policy Differences

The adoption of US GAAP as our reporting standard has the following impacts on our financial statements:

Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with our policies when the asset is placed into service.

Financing costs, discounts and premiums

Under US GAAP, deferred financing costs incurred in connection with our senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, we adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under US GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic

4

Restated Interim Management’s Discussion and Analysis

translation procedures as they are treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with our revolving credit facility of $1.6 million were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under US GAAP, we continue to amortize these transaction costs over the stated term of the related debt using the effective interest method. We disclose the financing costs for both the senior notes and the revolving credit facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statements of Operations and Comprehensive Income. Under Canadian GAAP, the financing costs related to the senior notes are included in the “Senior notes” balance on the Consolidated Balance Sheets.

Stock-based compensation

Up until April 1, 2006, we followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for US GAAP purposes. As we use the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As we used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, we were required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, we were permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of our initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted reflected in General and Administrative expense.

Derivative financial instruments

Under Canadian GAAP, we determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under US GAAP, ASC 815 (formerly Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference for all periods presented.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, we reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. We recorded the fair value of these embedded derivatives on April 1, 2007 of $9.7 million, with a corresponding increase in opening deficit of $7.0 million, net of future income taxes of $2.8 million for Canadian GAAP purposes. Under US GAAP, we had recognized and measured these embedded derivatives since inception of the related contracts.

NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and US GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, we continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under US GAAP, we recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between

5

Restated Interim Management’s Discussion and Analysis

the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under US GAAP, we were accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by us as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in our financial statements under Canadian GAAP.

On November 28, 2006, we exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NAEPI. For Canadian GAAP purposes, we recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44.7 million to common shares. For US GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NAEPI, resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48.1 million to common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

Inventories

Effective April 1, 2008, we retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, we reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1.4 million with a corresponding decrease to opening deficit of $1.0 million net of future taxes of $0.4 million.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, we recorded an inventory write-down of $1.4 million under Canadian GAAP. Under US GAAP, market means current replacement cost. However, market under US GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. We established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under US GAAP for the year ended March 31, 2008.

Joint venture

We own a 49% interest in Noramac Ventures Inc., a nominee company for our Noramac Joint Venture (JV) and we have joint 50/50 control of this entity. Under US GAAP, we record our share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, we use the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method, we recognize our share of the results of operations, cash flows and financial position of the JV on a line-by-line basis in our consolidated financial statements and eliminate our share of all material intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes.

Other matters

Other adjustments relate to the tax effect of items “Capitalization of interest” through “Derivative financial instruments” above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under US GAAP. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

6

Restated Interim Management’s Discussion and Analysis

Summary of differences between US and Canadian GAAP

The impacts of the differences between US and Canadian GAAP are described in detail in a reconciliation to Canadian GAAP provided in note 22 – “United States and Canadian accounting policy differences” in our interim consolidated financial statements for the three months ended June 30, 2009. A summary of these impacts appears below:

	Three months ended June 30,
(dollars in thousands)	2009	2008
Revenue – US GAAP	$146,519	$258,987
Revenue – Canadian GAAP	147,103	258,987

Operating income – US GAAP	10,138	20,643
Operating income – Canadian GAAP	9,972	20,480

Net income – US GAAP	9,927	13,757
Net income – Canadian GAAP	10,070	14,581

Basic EPS – US GAAP	$0.28	$0.38
Basic EPS – Canadian GAAP	$0.28	$0.41

Consolidated Three Month Results

	Three months ended June 30,
(dollars in thousands, except per share information)	2009	% of Revenue	2008	% of Revenue	Change
Revenue	$146,519	100.0%	$258,987	100.0%	$(112,468)
Project costs	54,262	37.0%	148,631	57.4%	(94,369)
Equipment costs	46,044	31.4%	52,411	20.2%	(6,367)
Equipment operating lease expense	12,349	8.4%	8,798	3.4%	3,551
Depreciation	8,724	6.0%	7,823	3.0%	901
Gross profit	25,140	17.2%	41,324	16.0%	(16,184)

General & administrative costs	14,976	10.2%	19,230	7.4%	(4,254)
Operating income	10,138	6.9%	20,643	8.0%	(10,505)

Net income	9,927	6.8%	13,757	5.3%	(3,830)
Per share information
Net income – basic	$0.28		$0.38		$(0.10)
Net income – diluted	0.27		0.37		(0.10)
EBITDA(1)	$28,237	19.3%	$31,966	12.3%	$(3,729)
Consolidated EBITDA(1) (as defined within our credit agreement)	19,394	13.2%	30,127	11.6%	(10,733)

(1)

Non-GAAP Financial measures – The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. “Consolidated EBITDA” is a measure defined by our credit agreement. This measure is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit facility. EBITDA and Consolidated EBITDA are non-GAAP financial measures and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; and

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

7

Restated Interim Management’s Discussion and Analysis

A reconciliation of net income to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended June 30,
(dollars in thousands)	2009	2008
Net income	$9,927	$13,757
Adjustments:
Interest expense, net	6,552	6,954
Income taxes	2,541	3,147
Depreciation	8,724	7,823
Amortization of intangible assets	493	285

EBITDA	$28,237	$31,966
Adjustments:
Unrealized foreign exchange gain on senior notes	(19,540)	(1,854)
Realized and unrealized loss (gain) on derivative financial instruments	10,021	(1,533)
(Gain) loss on disposal of plant and equipment and assets held for sale	(276)	1,166
Stock-based compensation (excluding director deferred stock unit expense)	1,143	382
Equity in earnings of unconsolidated joint venture	(191)	–

Consolidated EBITDA	$19,394	$30,127

Analysis of Results

Revenue

For the three months ended June 30, 2009, revenue of $146.5 million was $112.5 million lower than in the same period last year. As we anticipated, continued weakness in commercial construction markets, reduced development activity in the oil sands and a sharp decline in Pipeline segment revenues following our completion of the TMX1 pipeline project resulted in lower project development revenues. Recurring services revenues were also down compared to the same period last year. This was primarily due to lower volumes under our long-term overburden removal contract with Canadian Natural 2 following a temporary shutdown during the customer’s production start-up period. While we began to gradually ramp up overburden removal activity at the site during the current three month period, production is not yet back to planned levels.

Gross Profit

Gross profit for the three months ended June 30, 2009 was $25.1 million, a decrease of $16.2 million, primarily as a result of lower revenue. Margins improved to 17.2% of revenue, reflecting the benefits of higher-margin site services work and company-wide efforts to improve efficiency and reduce expenses. Prior-year margins of 16.0% were bolstered by the $5.3 million settlement of claims revenue on a pipeline project. Excluding this benefit, margins would have been 13.9% for the three month period last year.

Project costs, as a percent of revenue, decreased to 37.0% during the three months ended June 30, 2009, compared to 57.4% in the same period last year. Lower project costs were offset by an increase in equipment costs to 31.4% of revenue during the three months ended June 30, 2009, compared to 20.2% of revenue in the same period last year. The change in cost-mix reflects an increased contribution from the equipment-intensive work in our Heavy Construction and Mining segment in the current period versus a strong contribution of materials and subcontractor work in our Pipeline segment during the prior period. Equipment operating lease expense increased $3.6 million year-over-year to $12.3 million, reflecting our commissioning of a second new electric cable shovel at the Canadian Natural site in December 2008, as well as growth in the size of our leased equipment fleet. Depreciation also increased to 6.0% of revenue in the current three months ended June 30, 2009, compared to 3.0% in the same period last year, reflecting the increased contribution from the Heavy Construction and Mining segment, a reduction in the use of rental equipment and an accelerated depreciation charge of $1.8 million, compared to $0.6 million in the same period last year, as certain aging equipment was prepared for resale.

Operating income

For the three months ended June 30, 2009 we recorded operating income of $10.1 million, or 6.9% of revenue, compared to operating income of $20.6 million or 8.0% of revenue during the same period last year. General and administrative (G&A) expense decreased by $4.3 million compared to the same three month period last year. The benefits of reorganization and cost-reduction initiatives implemented in the three months ended March 31, 2009, as well as process improvements implemented in the second half of the prior fiscal year contributed to the lower G&A expense in the current period. A $1.2 million year-over-year increase to stock-based compensation, deferred performance share unit and director share unit costs, which were triggered by increases to our share price from the previous period, lessened the effect of the aforementioned reorganization and cost reduction initiatives.

[1]	Kinder Morgan’s Trans Mountain Expansion (TMX) Anchor Loop pipeline
[2]	Canadian Natural Resources Limited (Canadian Natural) Horizon project

8

Restated Interim Management’s Discussion and Analysis

Net income

We recorded net income of $9.9 million (basic income per share of $0.28 and diluted income per share of $0.27) for the three months ended June 30, 2009, compared to net income of $13.8 million (basic income per share of $0.38 and diluted income per share of $0.37) during the same period last year. Non-cash items positively affecting net income included the impact of the improving Canadian dollar on our 8¾% senior notes and non-cash gains on embedded derivatives in a long-term supplier contract. This was partially negated by a loss in our cross-currency and interest rate swaps and a non-cash loss relating to embedded derivatives in a long-term customer contract. Excluding these non-cash items in the current and prior period, net income would have been $0.1 million (basic income per share and diluted income per share of $nil) down from net income of $10.5 million (basic income per share of $0.29 and diluted income per share of $0.28).

Segment Results

Heavy Construction and Mining

	Three months ended June 30,
(dollars in thousands)	2009	% of Revenue	2008	% of Revenue	2009 vs. 2008
					Change
Segment revenue	$131,826		$189,405		$(57,579)
Segment profit	$23,514	17.8%	$14,924	7.9%	$8,590

For the three months ended June 30, 2009, the Heavy Construction and Mining segment reported revenues of $131.8 million, a $57.6 million decrease compared to the same period last year. The benefit of increased master service activity at Shell’s Albian3 sites was partially offset by the temporary reduction in activity on our long-term overburden removal contract initiated by the customer to align our overburden removal activity with the customer’s production schedule. Overburden removal activity has gradually begun to ramp up at the site during the current three month period and is expected to return to normal levels over the next six months. Current period revenues were also negatively affected by the decline of subcontractor activity at the Syncrude4 sites brought about by a major maintenance program undertaken at the upgrader by this client. Activity in the prior year included project development at the Fort Hills5 site, which has been deferred, along with site development activity at the Suncor6 sites, which were completed in the first nine months of fiscal 2009. These projects contributed significantly to the revenue for the three months ended June 30, 2008. Also contributing to the prior year revenue for the Heavy Construction and Mining segment was a pass-through fuel supply contract that generated revenue but was executed at zero margin. The contract was completed in fiscal 2008.

For the three months ended June 30, 2009, segment profit of $23.5 million (17.8% of revenue) increased $8.6 million from the same period last year. Margins in the current period benefited from lower costs realized from the reduced use of rental equipment. By contrast, segment profit in the three months ended June 30, 2008 was adversely affected by the recognition of a loss due to unfavourable haul road conditions and site congestion at a single mine project, timing of customer approval of submitted change orders and the fuel supply contract at zero margin. Excluding these negative impacts, prior year margins would have been 11.3% of revenue.

Piling

	Three months ended June 30,
	2009	% of Revenue	2008	% of Revenue	2009 vs. 2008
(dollars in thousands)					Change
Segment revenue	$14,618		$42,503		$(27,885)
Segment profit	$2,684	18.4%	$8,661	20.4%	$(5,977)

The Piling segment recorded revenues of $14.6 million for the three months ended June 30, 2009, a decrease of $27.9 million compared to the same period last year. The change in Piling segment revenues reflects declining activity levels in the commercial construction market, as well as a reduction in high-volume oil sands projects.

[3]	Shell Canada Energy, a division of Shell Canada Limited, the operator of the Shell Albian Sands’ (Albian) oils sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Canada Corporation (20%). Prior to January 1, 2009, these operations were run by Albian Sands Energy Inc.
[4]	Syncrude Canada Limited (Syncrude), a joint venture between Canadian Oil Sands Limited (36.74%), Imperial Oil Resources (25.0%), Petro-Canada Oil and Gas (12.0%), ConocoPhillips Oil Sand Partnership II (9.03%), Nexen Oil Sands Partnership (7.23%), Mocal Energy Limited (5.0%), and Murphy Oil Company Ltd. (5.0%). Syncrude is the project operator.
[5]	Fort Hills LP (Fort Hills) a limited partnership between Petro-Canada Limited (60%), UTS Energy Corporation (20%) and Teck Resources Limited (20%). Petro-Canada Limited is the project operator.
[6]	Suncor Energy Inc. (Suncor)

9

Restated Interim Management’s Discussion and Analysis

For the three months ended June 30, 2009, the Piling segment margins decreased to 18.4%, from 20.4% a year ago, reflecting the negative impact of the declining commercial construction market and increased competition for available work.

Pipeline

	Three months ended June 30,
	2009	% of Revenue	2008	% of Revenue	2009 vs. 2008
(dollars in thousands)					Change
Segment revenue	$75		$27,079		$(27,004)
Segment profit	$367	489.3%	$8,925	33.0%	$(8,558)

Pipeline revenues for the three months ended June 30, 2009 declined $27.0 million compared to the same period a year ago, reflecting completion of the TMX project in October 2008. Segment profit for the current three month period reflects the resolution of warranty work provided for in the previous year. Segment profit for the prior three month period includes the benefit of a $5.3 million settlement of claims revenue.

Non-Operating Income and Expense

	Three months ended June 30,
	2009	2008	2009 vs. 2008
(dollars in thousands)			Change
Interest expense
Interest on 8 3/4% senior notes	$5,144	$5,834	$(690)
Interest on revolving credit facility and term facility	165	–	165
Interest on capital lease obligations	291	282	9
Amortization of deferred financing costs	805	679	126
Interest on long-term debt	6,405	6,795	(390)
Other interest	147	159	(12)

Total Interest expense	$6,552	$6,954	$(402)

Foreign exchange gain	$(19,540)	$(1,854)	$(17,686)
Realized and unrealized loss (gain) on derivative financial instruments	10,021	(1,533)	11,554
Other expense (income)	533	(18)	551
Income tax expense	2,541	3,147	(606)

Interest expense

The cancellation of one leg of the swap agreement on February 2, 2009, one of three swap agreements hedging the interest and currency risk associated with our US dollar denominated 8 3/4% senior notes, led to an increase in the interest rate swap payment as shown in the “Realized and unrealized loss (gain) on derivative financial instruments” section below. The combination of our interest expense on 8 3/4% senior notes and the swap interest payment loss reflects the higher cost to us as a result of the counterparties’ cancellation of this US dollar interest rate swap. With the cancellation of this US dollar interest rate swap, by the counterparties, we also became exposed to currency risk and interest rate risk on the coupon payment. A more detailed discussion about our currency and interest rate risk can be found under “Quantitative and Qualitative Disclosures about Market Risk”.

Compared to the corresponding periods in the prior years, interest on our 8 3/4% senior notes decreased $0.7 million for the three months ended June 30, 2009. The cancellation of the interest rate swap along with the strengthening of the Canadian dollar in the current period resulted in this decrease. The corresponding increases in swap interest payment loss of $2.7 million for the three months ended June 30, 2009 reflects the combined impact of the counterparties’ cancellation of this US dollar interest rate swap.

Foreign exchange gain

The foreign exchange gains recognized in the current and prior year three month periods relate primarily to changes in the strength of the Canadian dollar against the US dollar on conversion of the US$200 million 8 3/4% senior notes. A significant increase in the value of the Canadian dollar, from 0.7935 CAN/US at March 31, 2009 to 0.8602 CAN/US at June 30, 2009, resulted in a significant unrealized foreign exchange gain. A more detailed discussion about our foreign currency risk can be found under “Qualitative and Quantitative Disclosures about Market Risk – Foreign currency risk”.

Realized and unrealized loss (gain) on derivative financial instruments

Realized and unrealized gains and losses on derivative financial instruments for the three months ended June 30, 2009 and 2008 reflect changes in the fair value of the cross-currency and interest rate swaps that we employ to provide an economic hedge for our US dollar denominated 8¾% senior notes and also include changes in the fair value of derivatives embedded in our US dollar denominated 8¾% senior notes, in a long-term construction contract and in supplier maintenance agreements.

10

Restated Interim Management’s Discussion and Analysis

Changes in the fair value of the cross-currency and interest rate swaps generally have an offsetting effect to changes in the value of our 8¾% senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US foreign exchange rate. However, the valuations of the derivative financial instruments are also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the 8¾% senior notes, which occur in June and December of each year until maturity. The change in the realized and unrealized gain / loss of the cross-currency and interest rate swaps resulted in a loss of $23.2 million in the three months ended June 30, 2009 compared to a gain of $0.5 million in the three months ended June 30, 2008.

The redemption option embedded derivative gain reflects changes in the fair value of derivative embedded in our US dollar denominated 8 3/4% senior notes. Changes in fair value result from changes in long-term bond interest rates during a reporting period. The change in value of the embedded derivative for the redemption option resulted in a gain of $2.3 million in the three months ended June 30, 2009, compared to a gain of $0.2 million in the three months ended June 30, 2008.

With respect to the long-term construction contract, there is a provision that requires an adjustment to billings to reflect actual exchange rates and price indices. The embedded derivative instrument takes into account the impact on revenues, but does not consider the impact on costs as a result of fluctuations in these measures. The change in value of the embedded derivative for the long-term construction contract resulted in a loss of $3.3 million in the three months ended June 30, 2009, compared to a gain of $0.6 million in the three months ended June 30, 2008.

With respect to the supplier contracts, the embedded derivative related to our equipment purchase agreement was reduced with the commissioning of certain pieces of heavy equipment in the three months ended June 30, 2009. In addition, the embedded derivative related to a long-term maintenance contract was reduced as a result of the removal of certain pieces of heavy equipment from the repair and maintenance program in the supplier contract. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect the actual Canadian versus US dollar exchange rate and the United States government published Producers’ Price Index for Mining Machinery and Equipment (US-PPI) changes from the contract amount. The change in value of the embedded derivative for the long-term supplier contracts resulted in a gain of $14.2 million in the three months ended June 30, 2009, compared to a gain of $0.2 million in the three months ended June 30, 2008.

The measurement of embedded derivatives, as required by GAAP, causes our reported earnings to fluctuate as Canadian versus US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment change. The accounting for these derivatives has no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluate performance.

The measurement of swap interest payment loss reflects the realized loss on our swap interest payments. As of February 2, 2009, one of three swap agreements hedging the interest and currency risk associated with our US dollar denominated 8 3/4% senior notes was cancelled by the counterparties. The counterparties’ cancellation of this US dollar interest rate swap increased swap interest payments and we are now exposed to interest rate and foreign currency risk. For the current year, we paid higher swap interest payments net of swap counterparty receipts.

As discussed in the interest expense discussion of the MD&A, the financial impact of the counterparties’ cancellation of this US dollar interest rate swap is reported in swap interest payment loss. The year-over-year increases in swap interest payment loss of $2.7 million for the three months ended June 30, 2009 reflects the effect of the counterparties’ cancellation of this US dollar interest rate swap as the semi-annual fixed payments exceed the floating quarterly interest received from our swap counterparties.

Income tax expense

For the three months ended June 30, 2009, we recorded deferred income tax expense of $2.5 million and no current income tax expense. This compares to combined income tax expense of $3.1 million for the same period last year.

For the three months ended June 30, 2009, income tax expense as a percentage of income before income taxes differs from the statutory rate of 28.91% primarily due to the impact of changes in enacted tax rates and the benefit from changes in the timing of the reversal of temporary differences. For the three months ended June 30, 2008, income tax expense as a percentage of income before income taxes differed from the statutory rate of 29.38% primarily due to the benefit from changes in the timing of the reversal of temporary timing differences.

Summary of Quarterly Results

	Three months ended:
	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sept 30, 2007
	Fiscal 2010	Fiscal 2009				Fiscal 2008 (as amended)
Revenue	$146.5	$174.7	$258.6	$280.3	$259.0	$323.6	$274.9	$223.6
Gross profit	25.1	32.9	51.4	44.7	41.3	60.0	52.0	35.2
Operating income (loss)	10.1	(129.2)	(1.9)	23.4	20.6	40.1	34.7	17.3
Net income (loss)	9.9	(137.1)	(15.0)	2.9	13.8	17.9	26.5	2.9
Net income (loss) per share – Basic (1)	$0.28	$(3.80)	$(0.42)	$0.08	$0.38	$0.50	$0.74	$0.08
Net income (loss) per share – Diluted (1)	$0.27	$(3.80)	$(0.42)	$0.08	$0.37	$0.49	$0.72	$0.08

(1)

Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

11

Restated Interim Management’s Discussion and Analysis

A number of factors have the potential to contribute to variations in our quarterly results between periods, including capital spending by our customers on large oil sands projects, our ability to manage our project-related business so as to avoid or minimize periods of relative inactivity and the strength of the Canadian and world economies.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in our operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct impact on our activity levels. Revenues during the three months ended March 31 of each fiscal year are typically highest as ground conditions are most favourable in our operating regions. As a result, full-year results are not likely to be a direct multiple of any particular three month period or combination of three month periods. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

The timing of large projects can influence quarterly revenues. For example, Pipeline segment revenues were as high as $87.5 million in the three months ended March 31, 2008 and as low as $0.1 million in the three months ended June 30, 2009. The Heavy Construction and Mining segment experienced reduced volumes in the three months ending December 31, 2008 and March 31, 2009 as a result of the temporary shut-down of overburden removal at the Horizon project while Canadian Natural prepared for operations start-up. Changes in demand under our master service agreements with Albian and Syncrude were responsible for increases in revenues for the three months ended June 30, 2008, September 30, 2008 and December 31, 2008, respectively, and decreases in revenues for the three months ended March 31, 2009 and June 30, 2009.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as general and administrative expenses, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Net income and income per share are also subject to operating leverage as provided by fixed interest expense.

Profitability also varies from period-to-period as a result of claims and change orders. Claims and change orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues. For further explanation, see “Claims and Change Orders”. As an example, during the three months ending June 30, 2008, a $5.3 million claim was recognized causing gross margins for the Pipeline segment to be higher than normal. The additional costs relating to this claim were incurred and recognized in the year ended March 31, 2007 and in the three months ended June 30, 2007.

We also have experienced earnings variability in all periods due to the recognition of unrealized non-cash gains and losses on both derivative financial instruments and foreign exchange, primarily driven by changes in the Canadian and US dollar exchange rates.

Consolidated Financial Position

(dollars in thousands)	As at June 30, 2009	As at March 31, 2009	Change
Current assets	$232,792	$256,738	$(23,946)
Current liabilities	(108,149)	(127,957)	19,808

Net working capital	124,643	128,781	(4,138)
Plant and equipment	327,057	316,115	10,942

Total assets	612,563	629,275	(16,712)
Capital Lease obligations (including current portion)	(16,638)	(17,484)	846
Total long-term financial liabilities (1)	(311,334)	(318,559)	7,225

(1)

Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligation and both current and non-current future income tax balances.

At June 30, 2009, net working capital (current assets less current liabilities) was $124.6 million compared to $128.8 million at March 31, 2009, a decrease of $4.1 million.

Current assets decreased $23.9 million between March 31, 2009 and June 30, 2009 from an $18.9 million decrease in cash, as a result of our semi-annual interest payment on our 8¾% senior notes and a $4.1 million decrease in inventory. The planned consumption of tires, previously stockpiled for new leased haul trucks (haul trucks do not arrive with tires included) contributed to the inventory reduction. Offsetting these reductions was a $2.5 million increase in unbilled revenue.

Current liabilities during the three month period decreased by $19.8 million reflecting a $6.3 million reduction in accounts payable and a $20.9 million reduction in accrued liabilities from the semi-annual payment of our accrued interest on our 8¾% senior notes. Equipment purchases of $3.2 million, which are scheduled to be paid after the quarter-end, are included in accounts payable as of June 30, 2009.

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Restated Interim Management’s Discussion and Analysis

Plant and equipment increased by $10.9 million between March 31, 2009 and June 30, 2009. This reflects the capital investment of $20.3 million (including capital leases) during the current three month period, offset by equipment disposals of $0.2 million (net book value) and depreciation of $8.7 million.

Total long-term financial liabilities decreased by $7.2 million between March 31, 2009 and June 30, 2009, due largely to a $21.8 million decrease in the carrying amount of our 8¾% senior notes and a $6.4 million decrease related to the long-term portion of the embedded derivatives in long-term supplier contracts. This was partially offset by an increase of $8.8 million related to the cross-currency and interest rate swap agreements, an increase of $2.0 million in the value of the long-term portion of the embedded derivatives in a long-term revenue construction contract and an increase of $9.7 million in the long-term portion of our term loan resulting from new term loans under our amended and restated credit agreement.

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from unapproved change orders and claims are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

At June 30, 2009, due to the timing of receipt of signed change orders, Heavy Construction and Mining had approximately $0.7 million in claims revenue recognized to the extent of costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us in respect to these additional costs.

None of the claims revenue recognized during the three months ended June 30, 2009 has been collected to date.

C. Key Trends

A number of factors contribute to variations in our quarterly results, including weather, capital spending by our customers on large oil sands projects, our ability to manage our project-related business so as to avoid or minimize periods of relative inactivity, the Canadian and US dollar exchange rate and the strength of the Western Canadian economy.

Canadian and US Dollar Exchange Rate

We have experienced earnings variability in all periods due to the recognition of realized and unrealized non-cash gains and losses on derivative financial instruments and foreign exchange primarily driven by changes in the Canadian and US dollar exchange rates.

Backlog

Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined. For the three months ended June 30, 2009, the total amount of revenue earned from time-and-material contracts performed under our master services agreements was approximately $83.5 million.

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Restated Interim Management’s Discussion and Analysis

Our estimated backlog by segment and contract type as at June 30, 2009 and 2008 and March 31, 2009 was:

	As at June 30,		As at March 31,
(dollars in thousands)	2009	2008	2009
Heavy Construction and Mining	$696,412	$849,766	$667,674
Piling	5,731	22,799	8,538
Pipeline	–	59,035	–

Total	$702,143	$931,600	$676,212

	As at June 30,		As at March 31,
(dollars in thousands)	2009	2008	2009
Unit-Price	$698,550	$855,011	$672,725
Lump-Sum	2,165	17,554	3,487
Time-and-Material, Cost-Plus	1,428	59,035	–

Total	$702,143	$931,600	$676,212

A contract with a single customer represented approximately $674.6 million of our June 30, 2009 backlog compared to $664.1 million reported as backlog in our annual Management’s Discussion and Analysis for the year ended March 31, 2009. The increase in the five-year backlog for this customer relates to the timing of scheduled volumes through the life of the contract. We expect that approximately $149.8 million of total backlog will be performed and realized in the 12 months ending June 30, 2010.*

Other Key Trends

For a more detailed discussion of all of our key trends, see our most recent annual Management’s Discussion and Analysis.

D. Outlook

With investment in new oil sands development constrained by macro-economic conditions and some continued variability anticipated in our recurring services revenue, our expectations for the second quarter of fiscal 2010 remain cautious. Overall, however, we continue to see positive developments that improve our longer-term outlook.*

Our Pipeline division was recently awarded a three year contract to complete pipeline integrity excavations and hydrostatic retests on TransCanada Pipeline’s mainline system in British Columbia, Saskatchewan, Manitoba and Ontario. The three year contract is significant because it gives our Pipeline operations a steady base workload to perform between larger projects and provides stability for our core group of Pipeline project managers and key field personnel. The contract also expands our historic geographic construction area further across Canada and provides entry into the pipeline integrity field, which is an area we have been strategically targeting.

In the area of oil sands project development, we believe that a combination of reduced project costs and a gradual strengthening of oil prices is creating a more attractive environment for investment. Imperial Oil’s decision to proceed with the Kearl project is an example of this. In addition, the announced merger between Suncor and Petro-Canada is expected to have a positive impact on oil sands investment by creating a single entity with the resources to support large capital projects.*

On the recurring services front, we expect to see growth resuming in the second half of fiscal 2010 as a result of increased volumes under service agreements and a gradual ramp-up of service on our overburden removal contract with Canadian Natural’s Horizon project. We began to mobilize equipment back to this site on April 1, 2009 and volumes have been gradually returning to planned levels since then. We are seeing strong results regarding oil production from the newly commissioned plant and this augers well for continued sustainable growth in the services we provide to this customer. Our recently signed three year service agreement with Shell Albian Sands’ Muskeg River Mine is also expected to provide better stability to our recurring revenue. Longer term, we expect that demand for recurring services will remain largely unaffected by changes in oil prices as operational oil sands mines must operate at full capacity in order to defray high fixed costs and maintain low unit costs. Furthermore, demand for recurring services typically grows as new mines come on-line and maturing mines expand their geographic footprint.*

Our outlook for the commercial and industrial construction market continues to improve marginally as a result of several previously announced small contract wins by both our Heavy Construction and Mining and Piling segments. Overall, however, commercial and industrial construction activity remains well below fiscal 2007 and 2008 market levels. Our Piling division, which has been negatively affected by the slowdown in commercial and industrial construction, continues

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

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Restated Interim Management’s Discussion and Analysis

to pursue its geographic expansion strategy. On August 1, 2009, we completed the acquisition of Drillco Foundation Co. Ltd., a small piling company located in Milton, Ontario. This follows on our opening of an office in Toronto in April 2009 and accelerates our expansion into the Ontario construction market. We are actively bidding on commercial and industrial construction projects in the Ontario market and we expect to benefit from some of the $32.5 billion in announced federal and provincial government spending slated for this market over the next two years.*

As we work through the current market conditions, we intend to continue leveraging our strong market position, high-quality equipment fleet and experienced management team to secure profitable business. We will also continue to focus on strengthening our balance sheet through careful management of capital spending, working capital management and tight cost control.*

E. Legal and Labour Matters

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances;

•	laws and regulations relating to consumer protection; and

•	laws and regulations relating to worker safety and protection of human health.

For a more detailed discussion of laws and regulations and environmental matters applicable to us, see our most recent annual Management’s Discussion and Analysis.

Employees and Labour Relations

As of June 30, 2009, we had 283 salaried employees and over 1,230 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 2,000 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 1,000 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done through employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers Local 955, the primary term of which expires on October 31, 2009. A small portion of our employees work under a collective bargaining agreement with the Alberta Road Builders and Heavy Construction Association and the International Union of Operating Engineers Local 955, the primary term of which expired February 28, 2009. These negotiations continue as of the date of writing and we expect that a deal will be reached without issue later in the year. In June 2008, we signed an agreement with the International Union of Operating Engineers Local 955 covering the small group of employees working in our Acheson shop. This agreement will expire on June 30, 2011. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. We believe that our relationships with all our employees, both union and non-union, are satisfactory. We have not experienced a strike or lockout.*

F. Resources and Systems

Outstanding Share Data

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of Non-Voting Common Shares. As at August 4, 2009, there were 36,038,476 voting Common Shares outstanding (36,038,476 as at March 31, 2009). In comparison, 35,929,476 voting Common Shares were outstanding as at March 31, 2008. We had no Non-Voting Common Shares outstanding on any of the foregoing dates.

Liquidity

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue-producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced as it becomes cost prohibitive to continue to maintain them.

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

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Restated Interim Management’s Discussion and Analysis

As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

We require between $30 million and $40 million annually for sustaining capital expenditures and our total capital requirements typically range from $125 million to $200 million depending on our growth capital requirements. Given the current demand for heavy equipment in the oil sands we expect our capital needs to be approximately $75 million to $100 million in the current fiscal year. We are currently evaluating our growth capital strategy to meet future oil sands demand. With the potential future customer demand for larger-sized heavy equipment we anticipate we may require a further $50 million to $100 million of growth capital.

We typically finance approximately 30% to 50% of our total capital requirements through our operating lease facilities and the remainder from cash flow from operations. We believe our operating and capital lease facilities and cash flow from operations will be sufficient to meet these requirements. Our equipment is currently split among owned (50%), leased (40%) and rented equipment (10%). Approximately 41% of our leased fleet is specific to one long-term overburden removal project. This equipment mix is a change from the mix reported in previous periods as a result of our declining need for the same levels of rental equipment along with the conversion of some rental equipment to operating leases to meet our volume demands. This mix allows us to respond to variations in construction activity and still maintain positive cash flow from operations. We are continually evaluating our capital needs and continue to monitor equipment lead times with suppliers to ensure that we limit our capital spending while still being able to look for strategic opportunities with our clients.*

We continue to receive interest from finance companies to support our current lease requirements and we have availability under one of our supplier’s leasing program to meet our current equipment needs from this supplier. We are currently negotiating with these finance companies to secure financing for our other equipment needs over the balance of the fiscal year.

Our long-term debt includes US$200.0 million of 8¾% senior notes due in December 2011. Prior to February 2, 2009, the foreign currency risk relating to both the principal and interest portions of these 8¾% senior notes was managed with a cross-currency swap and interest rate swaps, which went into effect concurrent with the issuance of the notes on November 26, 2003. The swap agreements were an economic hedge but had not been designated as hedges for accounting purposes. Interest totaling C$13.0 million on the 8¾% senior notes and the swap is payable semi-annually in June and December of each year until the notes mature on December 1, 2011. The US$200.0 million principal amount was fixed at C$1.315=US$1.000, resulting in a principal repayment of $263.0 million due on December 1, 2011. There are no principal repayments required on the 8¾% senior notes until maturity. Effective February 2, 2009, the US dollar interest rate swap was terminated by the counterparties and our interest expense increased by US$6.8 million per annum (based on the then current US dollar LIBOR rates) for the remaining life of the 8¾% senior notes. This increase is net of US dollar floating interest payments on the cross-currency swap agreement we now receive every March 1, June 1, September 1 and December 1, effective March 1, 2009 until the notes mature on December 1, 2011. The value of the quarterly floating rate US dollar payments is the prevailing three month US dollar LIBOR rate plus a spread of 4.2% on the notional amount of US$200.0 million. Our Canadian dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remain in effect.

A more detailed discussion of this cancellation can be found below in the “Foreign currency risk” and “Interest rate risk” sections of Quantitative and Qualitative Disclosures about Market Risk.

One of our major contracts allows the customer to require that we provide up to $50.0 million in letters of credit. As at June 30, 2009, we had $20.0 million in letters of credit outstanding in connection with this contract (we have $20.3 million letters of credit outstanding in total for all customers as of June 30, 2009). Any change in the amount of the letters of credit required by this customer must be requested by November 1 in each year for an issue date of January 1 following the date of such request, for the remaining life of the contract. In the event that we require an increase in the value of the letters of credit beyond our current balance, for either this major contract or other contracts, we have included in our June 24, 2009 amended and restated credit agreement an option, on a one-time basis, to request that an increase be provided to the revolving portion of the credit facility by an amount up to the lesser of $25.0 million or the requested increase to the letters of credit for this customer.

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our $125 million credit facility. As at June 30, 2009, we had approximately $92.9 million of available borrowings under our credit facility after taking into account $20.3 million of outstanding and undrawn letters of credit to support performance guarantees associated with customer contracts and $11.8 million of outstanding borrowings against the term facility provided for in our amended and restated credit agreement.

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

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Restated Interim Management’s Discussion and Analysis

As at June 30, 2009, we had $14.0 million in trade receivables that were more than 30 days past due compared to $16.0 million as at March 31, 2009. We have currently provided for potential defaults of trade receivables of $2.5 million ($2.6 million at March 31, 2009) through our allowance for doubtful accounts. We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments.

Working capital fluctuations effect on cash

The seasonality of our work may result in a slowdown in cash collections between December and early February, which may result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a holdback. We are only entitled to collect payment on holdbacks once substantial completion of the contract is performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). As at June 30, 2009, holdbacks totaled $5.9 million, down from $9.4 million as at March 31, 2009. Holdbacks represent 8.5% of our total accounts receivable as at June 30, 2009 (12.0% as at March 31, 2009). This decrease is attributable to the reduction of revenue for the three months ended June 30, 2009 and March 31, 2009 compared to the same periods in the prior year. As at June 30, 2009, we carried $3.6 million in holdbacks for three large customers.

Cash requirements

As at June 30, 2009, our cash balance of $80.0 million was $18.9 million lower than our cash balance at March 31, 2009. The decrease in cash balance reflects the timing of our semi-annual interest payment, capital expenditures and the timing of processing change orders and payment certificates. We anticipate that we will generate a net cash surplus at least through September 30, 2009 from cash generated from operations. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facility described immediately below.*

Credit facility

We entered into an amended and restated credit agreement on June 24, 2009 with a syndicate of lenders that provides us with a $125.0 million credit facility, under which revolving loans, term loans and letters of credit may be issued. The facility will mature on June 8, 2011.

The total credit facility commitments remain unchanged at $125.0 million and include a $75.0 million Revolving facility and a $50.0 million Term facility. Advances under the Revolving facility may be repaid from time to time at our option. The Term facility commitments are available until August 31, 2009 and aggregate borrowings under this facility must exceed $25.0 million at that time. Any undrawn amount under the Term facility, up to a maximum of $15.0 million, may be reallocated to the Revolving facility. Beginning September 30, 2009, and at the end of each fiscal quarter thereafter, we must make quarterly payments of principal in an amount equal to 4.375% of the outstanding principal drawn under the Term facility at August 31, 2009. The credit facility bears interest at the Canadian prime rate, the US dollar base rate, the Canadian bankers’ acceptance rate or the London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. In each case, the applicable pricing margin depends on our current debt rating. For a discussion on our current debt rating refer to “Debt Ratings” in the Liquidity section of this Management’s Discussion and Analysis.

During the three months ended June 30, 2009, financing fees of $1.1 million were incurred in connection with the modifications to the amended and restated credit agreement. These fees were recorded as deferred financing costs and are amortized over the remaining term of the agreement using the effective interest method.

Included in the amended and restated credit agreement is an option to request an increase to the total revolving credit facility commitments if our requirements for providing letters of credit to our customers exceed $21.0 million. In that event we are permitted to request, on a one-time basis, an increase to the overall revolving credit facility by an amount up to the lesser of $25.0 million or the requested increase to the letters of credit by our customers.

Under the credit agreement, we are required to satisfy certain financial covenants, including an amended minimum interest coverage ratio. The interest coverage covenant is determined based on a ratio of Consolidated EBITDA, as defined within the credit agreement, to consolidated cash interest expense. Measured as of the last day of each fiscal quarter, on a trailing four-quarter basis, the interest coverage ratio shall not be less than 2.0 times at any time up to June 29, 2010 and shall not be less than 2.5 times any time thereafter.

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

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Restated Interim Management’s Discussion and Analysis

Covenants remaining unchanged in the credit agreement include:

•

The senior leverage covenant, which is determined based on a ratio of senior debt to Consolidated EBITDA, as defined within the credit agreement. Measured as of the last day of each fiscal quarter on a trailing four-quarter basis, the senior leverage ratio shall not exceed 2.0 times.

•

The current ratio covenant is determined based on the ratio of current assets to current liabilities (as defined within the credit agreement). Measured as of the last day of each fiscal quarter, the current ratio shall not be less than 1.25 times.

Consolidated EBITDA is defined within the credit agreement. The amended and restated credit agreement clarifies the definition of Consolidated EBITDA to be the sum, without duplication, of (a) consolidated net income, (b) consolidated interest expense, (c) provision for taxes based on income, (d) total depreciation expense, (e) total amortization expense, (f) costs and expenses incurred by us in entering into the credit facility, (g) accrual of stock-based compensation expense to the extent not paid in cash or if satisfied by the issue of new equity, (h) the non-cash currency translation losses or mark-to-market losses on any hedge agreement (defined in the credit agreement) or any embedded derivative, and (i) other non-cash items including goodwill impairment (other than any such non-cash item to the extent it represents an accrual of or reserve for cash expenditures in any future period) but only, in the case of clauses (b)-(i), to the extent deducted in the calculation of consolidated net income, less (i) the non-cash currency translation gains or mark-to-market gains on any hedge agreement or any embedded derivative to the extent added in the calculation of consolidated net income, and (ii) other non-cash items added in the calculation of consolidated net income (other than any such non-cash item to the extent it will result in the receipt of cash payments in any future period), all of the foregoing as determined on a consolidated basis in conformity with Canadian GAAP. The clarification of the definition of Consolidated EBITDA, in the amended and restated credit agreement, did not change our measurement of Consolidated EBITDA.

The credit facility may be prepaid in whole or in part without penalty, except for bankers’ acceptances, which are not pre-payable prior to their maturity. However, the credit facility requires prepayments under various circumstances, such as: (i) 100% of the net cash proceeds of certain asset dispositions, (ii) 100% of the net cash proceeds from our issuance of equity (unless the use of such securities’ proceeds is otherwise designated by the applicable offering document) and (iii) 100% of all casualty insurance and condemnation proceeds, subject to exceptions. At June 30, 2009 we had an $11.8 million Bankers’ Acceptance outstanding on the Term facility. This Bankers’ Acceptance matures September 30, 2009, at which time it may be repaid or reissued.

For a complete discussion of our credit facility, see our most recent annual Management’s Discussion and Analysis.

Debt Ratings

Our debt ratings were last assessed in December 2007 by Standard & Poor’s and Moody’s. Standard & Poor’s upgraded our debt rating from the previous rating of B. Moody’s maintained the rating of our debt. On June 29, 2009, Standard & Poor’s revised its outlook on our corporate credit rating to negative from stable. At the same time, Standard & Poor’s affirmed its B+ long-term corporate credit rating and its B+ senior unsecured debt rating.

Our corporate credit ratings from these two agencies are as follows:

Standard & Poor’s	B+ (negative outlook)
Moody’s	B2 (stable outlook)

Our 8¾% senior notes are rated as follows:

Standard & Poor’s	B+ (recovery rating of “4”)
Moody’s	B3 (loss given default rating of “5”)

A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer’s market price or suitability for a particular investor.

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Restated Interim Management’s Discussion and Analysis

A definition of the categories of each rating has been obtained from each respective rating organization’s website as outlined below:

        Standard & Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “4” for the 8¾% senior notes indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A stable outlook means that a rating is not likely to change.

        Moody’s

Obligations rated B are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Loss Given Default (“LGD”) assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. An LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (“NEG”), Stable (“STA”) and Developing (“DEV” — contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed, and Moody’s written research will describe any differences and provide the rationale for these differences. A “Rating(s) Under Review” (“RUR”) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, “NOO” (No Outlook) may be displayed. A stable outlook means that a rating is not likely to change.

Cash Flow and Capital Resources

	Three Months Ended June 30,
(dollars in thousands)	2009	2008
Cash (used in) provided by operating activities	$(7,722)	$26,414
Cash used in investing activities	(20,384)	(7,732)
Cash provided by (used in) financing activities	9,215	(548)

Net (decrease) increase in cash and cash equivalents	$(18,891)	$18,134

Operating activities

Cash provided by operating activities for the three months ended June 30, 2009 was an outflow of $7.7 million, compared to a cash inflow of $26.4 million for the three months ended June 30, 2008. Cash provided by operating activities for three months ended June 30, 2009 was affected by temporary delays in processing change orders and progress payment certificates. We continue to work with our customers to address delays so that we can stay current with change orders and progress payment certificates.

Investing activities

Sustaining capital expenditures are those that are required to keep our existing fleet of equipment at its optimal useful life through capital maintenance or replacement. Growth capital expenditures relate to equipment additions required to perform larger or a greater number of projects.

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Restated Interim Management’s Discussion and Analysis

Capital leases, while not considered capital expenditures are restricted under the terms of our credit agreement in the same manner as capital expenditures. Operating leases also are not considered capital expenditures but they are not restricted under the terms of our credit agreement. A summary of equipment additions by nature and by period is shown on the table below:

	Three Months Ended June 30,
(all dollars in thousands)	2009	% of Total	2008	% of Total
Capital Expenditures
Sustaining	$2,161	11%	$4,284	8%
Growth	17,549	89%	48,465	92%

Total	$19,710	100%	$52,749	100%
Capital Leases
Sustaining	–	0%	154	13%
Growth	624	100%	1,010	87%

Total	$624	100%	$1,164	100%
Operating Leases	$5,608		$21,263

For the three months ended June 30, 2009, the reduction in sustaining capital expenditures compared to the same period in the prior year is reflective of the timing of equipment replacement, due to lower volumes. The $31.3 million decrease in growth capital additions for the three months ended June 30, 2009 compared to the same period in the previous year reflects the timing of the scheduled equipment additions related to the Canadian Natural overburden project year-over-year and the effect of the slowdown in the economy on development project revenues that require growth capital. The tightening capital market has had a negative effect on the cost to finance equipment additions through operating leases for the current period.

Proceeds from asset disposals for the three months ended June 30, 2009 of $1.1 million and net outflow from non-cash working capital of $1.0 million lessened the effect of capital purchases. Net investment activities, as shown in our Balance Sheet, were an outflow of $20.1 million for the three months ended June 30, 2009, compared with an outflow of $13.8 million for the same period a year ago.

Financing activities

Financing activities during the three months ended June 30, 2009 resulted in a cash inflow of $9.2 million due to the $11.8 million financing of capital expenditures through our new term credit facility, partially offset by the repayment of capital lease obligations and financing costs for our amended and restated credit agreement. Cash outflow for the three months ended June 30, 2008 of $0.5 million was a result of a $1.2 million repayment of capital lease obligations offset by the proceeds received on the exercise of stock options.

Capital Commitments

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of June 30, 2009.

	Payments due by fiscal year
(dollars in thousands)	Total	2010	2011	2012	2013	2014 and after

Senior notes (1)	$263,000	$ –	$ –	$263,000	$ –	$ –
Term facility	11,800	1,549	2,065	8,186	–	–
Capital leases (including interest)	18,488	4,853	5,589	4,988	2,732	326
Operating leases	153,569	38,430	43,122	34,156	20,800	17,061
Supplier contracts	29,944	4,623	8,178	9,796	7,347	–

Total contractual obligations	$476,801	$49,455	$58,954	$320,126	$30,879	$17,387

(1)

We have entered into cross-currency and interest rate swaps, which represent an economic hedge of the 8¾% senior notes (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk regarding the cancellation of the US dollar interest rate swap effective February 2, 2009). At maturity, we will be required to pay $263.0 million in order to retire these senior notes and the swaps. This amount reflects the fixed exchange rate of C$1.315=US$1.00 established as of November 26, 2003, the inception date of the swap contracts. At June 30, 2009, the carrying value of the derivative financial instruments was $53.1 million, inclusive of the interest components.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements in place at this time.

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Restated Interim Management’s Discussion and Analysis

Related Parties

We may receive consulting and advisory services provided by the principals or employees of companies owned or operated by certain of our directors (the Sponsors) with respect to the organization of our employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advice and consulting, we provide the Sponsors with reports, financial data and other information. This permits them to consult with and advise our management on matters relating to our operations, company affairs and finances. In addition, this permits them to visit and inspect any of our properties and facilities. These services are provided in the normal course of operations and are measured at the value of consideration established and agreed to by the related parties.

Internal Systems and Processes

Overview of information systems

We currently use JDE (Enterprise One) as our Enterprise Resource Planning (ERP) tool and deploy the financial system, payroll, procurement, job-costing and equipment maintenance modules from this tool. We supplement this functionality with either third-party software (for our estimating system) or in-house developed tools (for project management).

The proper identification of costs is a critical part of our ability to recognize revenues and provide accurate management information for decision-making. We continue to focus resources to address this in our ERP system through the automation of transactional activities. We continue to work on improving the process for tracking and reporting equipment and maintenance costs. We have seen some improvements in the identification and tracking of our procurement costs.

During the year ended March 31, 2009, we completed a user-needs analysis and compared this to the functionality of our ERP system. As part of this analysis, we determined if we could implement additional modules in JDE or whether we needed to commence a review of industry-specific software to supplement our existing ERP functionality. We have started plans for the implementation of specific JDE modules based on this analysis.

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported with the time periods specified under Canadian and US securities laws and include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of June 30, 2009, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting (ICFR) discussed below the disclosure controls and procedures were not effective as of June 30, 2009.

Material changes to internal controls over financial reporting

As of March 31, 2009, we assessed the effectiveness of our ICFR. During this process we identified a material weakness in internal controls over financial reporting described below and as a result we concluded that our ICFR was ineffective as of March 31, 2009.

We did not maintain effective processes and controls specific to revenue recognition. We did not effectively develop, communicate and implement an appropriate revenue recognition policy, a formal process to track claims and unapproved change orders and sufficient monitoring controls over the completeness and accuracy of forecasts, including the consideration of project changes subsequent to the end of each reporting period. The accounts that could be affected by these deficiencies are revenue, project costs, unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts. This material weakness in ICFR, which is pervasive in nature, resulted in material errors in the financial statements that were corrected prior to release of the financial statements. Further, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In response to the material weakness specific to revenue recognition identified above, during the three months ended and subsequent to March 31, 2009, we formalized our revenue recognition policy to assist in the understanding and consistent application of GAAP, initiated the development of a procedural manual to assist with applying the revenue recognition policy, designed new process-level controls and conducted staff training. These changes had a material effect on the Company’s ICFR during the three months ended June 30, 2009.

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Restated Interim Management’s Discussion and Analysis

As of June 30, 2009, progress has been made on our remediation plans but this material weakness has not been fully remediated, as we plan to also establish a dedicated project team led by a senior member of our Finance team. This dedicated project team will develop and implement standard business practices and controls specific to ensuring the accuracy of forecast, including the consideration of project changes subsequent to the end of each reporting period. We will evaluate the effectiveness of these controls during the balance of the fiscal year to determine if they adequately address our ability to recognize revenue in accordance with GAAP. For a discussion of the risks associated with such weakness, please see our most recent annual Management’s Discussion and Analysis

During the three months ended June 30, 2009, we identified an additional material weakness in ICFR, which is described below.

We did not maintain effective processes and controls specific to our reliance on the accuracy of data provided from third-party valuations specialists that is used to prepare our consolidated financial statements. Specifically, we did not maintain effective controls to validate the accuracy of a third-party valuation of our cross-currency and interest rate swaps related to our 8¾% senior notes. The accounts that could be affected by this deficiency are current portion of derivative financial instruments liabilities on the balance sheet and realized and unrealized loss (gain) on derivative financial instruments on the consolidated statements of operations and comprehensive income (loss). This material weakness in ICFR, which is isolated in nature, resulted in material errors in the financial statements prepared under Canadian GAAP that were not corrected prior to the original release of the financial statements prepared under Canadian GAAP on August 4, 2009. The material errors have been corrected in the United States and Canadian accounting policies differences note in the restated financial statements prepared under US GAAP released on June 9, 2010. The errors arising from this material weakness in internal controls were detected and corrected as at March 31, 2010 through detective controls applied to the settlement of the cross-currency and interest rate swaps related to our 8¾% senior notes in April 2010. The Company has no further material reliance on data provided by third-party valuations specialists.

As discussed in the section “Restatements Related to Previously Reported Canadian GAAP Results”, the financial statements for fiscal 2008 and fiscal 2009 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying a previously leased asset, which was identified during the preparation of our fiscal 2010 consolidated financial statements. This error arose as a result of the previously disclosed material weakness in ICFR related to the lack of sufficient accounting and finance personnel with an appropriate level of technical accounting knowledge and training commensurate with the complexity of our financial accounting and reporting requirements. We rectified this material weakness in fiscal 2009 by reorganizing the corporate accounting group and recruiting new staff with the appropriate experience and technical skills to prevent a reoccurrence of these issues.

Significant Accounting Policies

Critical accounting estimates

Certain accounting policies require management to make significant estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates and any differences may be material to our financial statements.

Revenue recognition

We perform our projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope are recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of our contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

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Restated Interim Management’s Discussion and Analysis

Once a project is underway, we will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between us and a customer, we will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred. Revenues related to unapproved change orders and claims are included in total estimated contract revenue when they are approved.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in our performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

Revenue recognition from equipment rentals occurs when there is a written arrangement in the form of a contract or purchase order with the customer, a fixed or determinable sales price is established with the customer, performance requirements are achieved, and ultimate collection of the revenue is reasonably assured. Equipment rental revenue is recognized as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used

Plant and equipment

The most significant estimates in accounting for plant and equipment are the expected useful life of the asset and the expected residual value. Most of our property, plant and equipment have long lives that can exceed 20 years with proper repair work and preventative maintenance. Useful life is measured in operating hours, excluding idle hours, and a depreciation rate is calculated for each type of unit. Depreciation expense is determined monthly based on daily actual operating hours. In determining the estimates of these useful lives, we take into account industry trends and company specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the equipment from a revenue producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of plant and equipment, which could result in a higher depreciation expense in future periods or we may record an impairment charge to write down the value of plant and equipment.

Another key estimate is the expected cash flows from the use of an asset and the expected disposal proceeds in applying the ASC 360, “Property, Plant and Equipment”, on the impairment and disposal of long-lived assets. This standard requires the recognition of an impairment loss for a long-lived asset when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. The valuation of long-lived assets requires us to exercise judgment in the determination of an asset group and in making assumptions about future results, including revenue and cash flow projections for an asset group.

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Restated Interim Management’s Discussion and Analysis

Allowance for doubtful accounts receivable

We regularly review our accounts receivable balances for each of our customers and we write down these balances to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when our customer has indicated an inability to pay, we were unable to communicate with our customer over an extended period of time and we have considered other methods to obtain payment without success. We determine estimates of the allowance for doubtful accounts on a customer-by-customer evaluation of collectability at each reporting date, taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

Goodwill impairment

Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair value is subjective and requires us to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates. We test goodwill annually on October 1. It is our intention to continue to complete goodwill impairment testing on October 1 going forward or whenever events or changes in circumstances indicate that impairment may exist. We completed our most recent annual goodwill impairment testing on October 1, 2008. On December 31, 2008, we performed an interim goodwill impairment test due to recent economic events which adversely affected the value of our Pipeline reporting unit. We concluded that neither the fair value of our Heavy Construction and Mining reporting unit nor our Piling reporting unit had fallen below their carrying values as a result of the interim testing. During the three months ended March 31, 2009, we observed a further deterioration in industry conditions. As a result we concluded that events had occurred and circumstances had changed that required us to perform an additional interim goodwill impairment test for the Heavy Construction and Mining and Piling reporting units as at March 31, 2009. This impairment test showed that the fair values of both the Heavy Construction and Mining and the Piling reporting units had fallen below their carrying values.

Financial instruments

In determining the fair value of financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

Change in General Accepted Accounting Principles

As a Canadian-based company, we historically prepared our consolidated financial statements in conformity with accounting principles generally accepted in Canada (Canadian GAAP) and also provided a reconciliation to United States generally accepted accounting principles (US GAAP).

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financing Reporting Standards (IFRS) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (SEC) registrants, such as North American Energy Partners Inc., to file with Canadian securities regulators financial statements that are prepared in accordance with US GAAP and it is proposed that SEC registrants would be permitted to continue to report under US GAAP beyond 2011. As such, we have decided to adopt US GAAP instead of IFRS as the primary basis of financial reporting commencing in the year ending March 31, 2010.

The decision to adopt US GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. All comparative financial information contained herein has been revised to reflect our results as if they had been historically reported in accordance with US GAAP.

Recently Adopted Accounting Policies

The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (ASC) 105. The ASC amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental US GAAP, except for SEC rules and interpretative releases which, for our company, are also authoritative US GAAP. The ASC did not change current US GAAP, but was intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. The ASC identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. We will adopt this standard during the period ending September 30, 2009 although we have chosen to refer to ASC references in the financial statements prior to the mandatory adoption date.

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Restated Interim Management’s Discussion and Analysis

Fair value measurements

In September 2006, the FASB issued an accounting standard codified in ASC 820, “Fair Value Measurements and Disclosures”. This standard established a single definition of fair value and a framework for measuring fair value, set out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and required disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This standard applies under other accounting standards that require or permit fair value measurements. One of the amendments deferred the effective date for one year relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applied to such items as nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or nonfinancial long-lived asset groups measured at fair value for an impairment assessment. We prospectively adopted these remaining aspects of the fair value measurement standard beginning April 1, 2009. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Business combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), and, in April 2009, issued FAS 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend and clarify SFAS No. 141(R), “Business Combinations”, now part of ASC 805, “Business Combinations”. Effective beginning on April 1, 2009, the standard established principles and requirements for how an acquirer recognizes and measures, in its financial statements, the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill and established disclosure requirements that enable users of our financial statements to evaluate the nature and financial effects of the business combination. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (“SFAS 160”), which is now part of ASC 810. The amendments to ASC 810 are effective for the fiscal year beginning April 1, 2009 and change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated balance sheet within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this ASC establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The ASC also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We prospectively adopted this ASC effective April 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Determination of the useful life of intangible assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets”. The guidance, now part of ASC 350, “Intangibles – Goodwill and Others”, and ASC 275, “Risks and Uncertainties”, applies to (i) intangible assets that are acquired individually or with a group of other assets and (ii) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. We adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Equity method investment accounting considerations

In November 2008, the FASB issued EITF 08-06, “Equity Method Investment Accounting Considerations”, now part of ASC 323, “Investments – Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. We adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments”, which amends FASB Statement No. 107 “Disclosures about Fair Value of Financial Statements”. This new guidance, which is now a part of ASC 825, “Financial Instruments”, expands the disclosures about the fair value of financial instruments that were previously required annually to be currently required for interim reporting periods. In

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Restated Interim Management’s Discussion and Analysis

addition, the ASC requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. We adopted the amendments to ASC 825 effective April 1, 2009. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. The guidance, now part of ASC 820, “Fair Value Measurements and Disclosures”, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. We adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (formerly SFAS No. 165 “Subsequent Events”). ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. This statement addresses accounting and disclosure requirements related to subsequent events. This statement also requires us to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on our expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. We adopted this ASC effective April 1, 2009. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Consolidation of variable-interest entities

In June 2009, the FASB issued FAS 167, “Amendments to FASB Interpretation No. 46(R)”. The new guidance now part of ASC 810, “Consolidation”, revised the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable-interest entity. This standard is effective for fiscal years beginning after November 15, 2009. We are currently evaluating the impact of this standard on our consolidated financial statements.

Recently Adopted Accounting Policies (Canadian GAAP)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, “Intangible Assets”. This new standard is effective for our interim and annual consolidated financial statements commencing April 1, 2009. The adoption of this standard resulted in the reclassification of certain qualifying assets related to software from property, plant and equipment to intangible assets for all periods presented.

Recent Accounting Pronouncements Not Yet Adopted (Canadian GAAP)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces the existing standard. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in the periods after the acquisition date and that non-controlling interest should be measured at fair value at the date of acquisition. This standard is equivalent to International Financial Reporting Standards on business combinations. This standard is to be applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of this standard.

Consolidated financial statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces CICA 1600 – “Consolidated Financial Statements”. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of this standard.

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Restated Interim Management’s Discussion and Analysis

Non-controlling interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to International Financial Reporting Standards on consolidated and separate financial statements. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of this standard.

Accounting changes

In June 2009, the CICA amended Handbook Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies arising from the complete replacement of an entity’s primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009. We are currently evaluating the impact of this standard.

Financial instruments – recognition and measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and on or after January 1, 2011 for the amendments relating to embedded prepayment options. We are currently evaluating the impact of the amendments.

Financial instruments – disclosures

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures” to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. We are currently evaluating the impact of the amendments to the standard.

G. Forward-Looking Information and Risk Factors

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	the amount of our backlog expected to be performed and realized in the twelve months ending June 30, 2010;

(b)	that our expectations for the second quarter of fiscal 2010 will remain cautious;

(c)	the new TransCanada Pipeline project gives our pipeline operations a steady workload between larger projects;

(d)	the announced merger between Suncor and Petro-Canada will have a positive impact on oil sands investment;

(e)	we will experience continued sustainable growth in the services we provide to Canadian Natural;

(f)	we will experience more stability in our recurring revenue as the result of our recently signed three year services agreement with Shell Albian Sands’ Muskeg River Mine;

(g)	that reductions in project costs and gradual strengthening of oil prices are creating a more attractive environment for investment;

(h)	the demand for our recurring oil sands services will see the resumption of growth in the second half of fiscal 2010 and the return of volumes on the Horizon project over the next six months;

(i)	demand for recurring services over the longer-term will remain largely unaffected by changes in oil prices;

(j)	demand for recurring services will grow as new mines come on-line and maturing mines expand their geographical footprint;

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Restated Interim Management’s Discussion and Analysis

(k)	the expected benefits to our Piling division from the announced federal and provincial government spending in Ontario;

(l)	the expected agreement between our employees party to the collective bargaining agreement which expired February 28, 2009 and us;

(m)	our operating and lease facilities and cash flow from operations will be sufficient to meet our capital requirements;

(n)	we will generate a net cash surplus through September 30, 2009; and

(o)	any additional funding required by us will be satisfied by the credit facility.

Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking information contained in this Management’s Discussion and Analysis include, but are not limited to:

The forward-looking information in paragraphs (a), (b), (c), (d), (e), (f), (g), (h), (i), (k), (m), (n) and (o) rely on certain market conditions and demand for our services and are based on the assumptions that: despite the slowdown in the global economy and tightening of credit conditions combined with short term declines in oil prices, which will slow capital development of Canada’s natural resources, in particular the oil sands, we still expect to see strong demand for our recurring services as the oil sands continue to be an economically viable source of energy, our customers and potential customers continue to invest in the oil sands and other natural resources developments; our customers and potential customers will continue to outsource the type of activities for which we are capable of providing service; and the Western Canadian economy continues to develop with additional investment in public construction; and are subject to the following risks and uncertainties that:

•	anticipated new major capital projects in the oil sands may not materialize;

•	demand for our services may be adversely impacted by regulations affecting the energy industry;

•	failure by our customers to obtain required permits and licenses may affect the demand for our services;

•

changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce our revenue from those customers;

•	reduced financing as a result of the tightening credit markets may affect our customers’ decisions to invest in infrastructure projects;

•

insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers;

•	a change in strategy by our customers to reduce outsourcing could adversely affect our results;

•	cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers;

•	because most of our customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for our services;

•	shortages of qualified personnel or significant labour disputes could adversely affect our business; and

•	unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The forward-looking information in paragraphs (a), (b), (c), (e), (f), (g), (h), (i), (j), (k), (l), (m), (n) and (o) rely on our ability to execute our growth strategy and are based on the assumptions that the management team can successfully manage the business; we can maintain and develop our relationships with our current customers; we will be successful in developing relationships with new customers; we will be successful in the competitive bidding process to secure new projects; we will identify and implement improvements in our maintenance and fleet management practices; we will be able to benefit from increased recurring revenue base tied to the operational activities of the oil sands; we will be able to access sufficient funds to finance our capital growth; and are subject to the risks and uncertainties that:

•	continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a further decline in oil prices;

•	if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired;

•	we are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts;

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Restated Interim Management’s Discussion and Analysis

•	our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals;

•	our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition;

•	lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs;

•	our operations are subject to weather-related factors that may cause delays in our project work; and

•	environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

Risk Factors

For the three months ended June 30, 2009, other than noted below, there has been no significant change in our risk factors discussed in our most recent annual Management’s Discussion and Analysis, which was current as of June 9, 2009. The risk factors discussed in our most recent annual Management’s Discussion and Analysis should be reviewed in conjunction with this interim Management’s Discussion and Analysis. Significant developments since June 9, 2009 are as follows:

Availability or increased cost of leasing

A portion of our equipment fleet is currently leased from third parties. Further, we anticipate leasing substantial amounts of equipment to meet equipment acquisition commitments related to our long-term overburden removal contract in the upcoming year. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease. To mitigate this risk, we have secured an increased leasing facility with one of our existing equipment lessors, expanding our leasing capacity by approximately 30%. Our current lease commitments with this supplier now represent 80% of the total capacity available. We are actively pursuing new lessor relationships to dilute our exposure to the loss of one or more of our lessors.

A change in strategy by our customers to reduce outsourcing could adversely affect our results

Outsourced Heavy Construction and Mining services constitute a large portion of the work we perform for our customers. For example, our mining and site preparation project revenues constituted approximately 74%, 63% and 75% of our revenues in each of fiscal years 2009, 2008 and 2007, respectively. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work. Additionally, the recent tightening of the credit market and worldwide economic downturn may result in our customers reducing their spending on outsourced mining and site preparation services if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

We may not be able to achieve the expected benefits from any future acquisitions, which would adversely affect our financial condition and results of operations

We intend to pursue selective acquisitions as a method of expanding our business. However, we may not be able to identify or successfully bid on businesses that we might find attractive. If we do find attractive acquisition opportunities, we might not be able to acquire these businesses at a reasonable price. If we do acquire other businesses, we might not be able to successfully integrate these businesses into our then-existing business. We might not be able to maintain the levels of operating efficiency that acquired companies will have achieved or might achieve separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant

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Restated Interim Management’s Discussion and Analysis

and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we hoped to achieve through these acquisitions. Any of these factors could harm our financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We have 8¾% senior notes denominated in US dollars in the amount of US$200.0 million. In order to reduce our exposure to changes in the United States to Canadian dollar exchange rate, we entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, we also entered into a US dollar interest rate swap and a Canadian dollar interest rate swap. These derivative financial instruments were not designated as hedges for accounting purposes. At June 30, 2009 and March 31, 2009, the notional principal amount of the cross-currency swap was US$200.0 million and Canadian $263.0 million.

On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap and, effective February 2, 2009, the US dollar interest rate swap was terminated.

Our Canadian dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remain in effect. We will continue to pay the counterparties an average fixed rate of 9.889% on the notional amount of Canadian $263.0 million or Canadian $13.0 million semi-annually until December 1, 2011. Beginning March 1, 2009, we received quarterly floating rate payments in US dollars on the cross-currency swap agreement at the prevailing three month US dollar LIBOR rate plus a spread of 4.2% on the notional amount of US$200.0 million.

As a result of the cancellation of the US dollar interest rate swap, we are exposed to changes in the value of the Canadian dollar versus the US dollar. To the extent that the three month US Dollar LIBOR rate is less than 4.6% (the difference between the 8¾% senior notes coupon and the 4.2% spread over three month US dollar LIBOR on the cross-currency swap agreement), we will have to acquire US dollars to fund a portion of our semi-annual coupon payment on our 8¾% senior notes. At the three month US Dollar LIBOR rate of 0.621% at June 30, 2009, a $0.01 increase (decrease) in exchange rates in the Canadian dollar would result in an insignificant decrease (increase) in the amount of Canadian dollars required to fund each semi-annual coupon payment.

We also regularly transact in foreign currencies when purchasing equipment, spare parts, as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At June 30, 2009, with other variables unchanged, a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar related to the US dollar denominated 8¾% senior notes would decrease (increase) net income and decrease (increase) equity by approximately $1.7 million. With other variables unchanged, a $0.01 increase (decrease) in exchange rates in the Canadian to the US dollar related to the cross-currency swap would increase (decrease) net income and increase (decrease) equity by approximately $1.7 million. The impact of similar exchange rate changes on short-term exposures would be insignificant and there would be no impact to other comprehensive income.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our senior notes are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable borrowings that create cash flow interest rate risk. Changes in market interest rates cause the fair value of long-term debt with fixed interest rates to fluctuate but do not affect earnings, as our debt is carried at amortized cost and the carrying value does not change as interest rates change.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

We also entered into a US dollar interest rate swap and a Canadian dollar interest rate swap with the net effect of economically converting the 8.75% rate payable on the 8¾% senior notes into a fixed rate of 9.889% for the duration that the 8¾% senior notes are outstanding. These derivative financial instruments were not designated as hedges for accounting purposes. As a result of the US dollar interest swap cancellation, we are exposed to changes in interest

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Restated Interim Management’s Discussion and Analysis

rates. We have a fixed semi-annual coupon payment of 8¾% on our US$200.0 million senior notes. With the termination of the US dollar interest rate swap, we will no longer receive fixed US dollar payments from the counterparties to offset the coupon payment on our 8¾% senior notes. As a result of this termination, our effective annual interest costs at the current US dollar LIBOR rate of 0.621% will increase US$7.9 million. In addition, we are now exposed to interest rate risk where a 100 basis point increase (decrease) in the three month US dollar LIBOR rate will result in a US$2.0 million decrease (increase) in effective annual interest costs.

At June 30, 2009 and March 31, 2009, the notional principal amounts of the interest rate swaps were US$200.0 million and Canadian $263.0 million.

As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $4.3 million with this change in fair value being recorded in net income. As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) to US interest rates would impact the fair value of the interest rate swaps by $0.2 million, net of tax, with this change in fair value being recorded in net income. As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) of Canadian to US interest rate volatility would impact the fair value of the interest rate swaps by $nil million with this change in fair value being recorded in net income.

At June 30, 2009, we held $11.8 million of floating rate debt pertaining to our term facility within our amended and restated credit facility (March 31, 2009 – $nil). As at June 30, 2009, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would not have a significant impact on net income or equity. This assumes that the amount of floating rate debt remains unchanged from that which was held at June  30, 2009.

H. General Matters

Our head office is located at Zone 3, Acheson Industrial Area, #2, 53016 Hwy 60, Acheson, Alberta, T7X 5A7. Our telephone and facsimile numbers are 780-960-7171 and 780-960-7103, respectively.

We maintain an executive office, located at Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6. Our executive office telephone and facsimile numbers are 403-767-4825 and 403-767-4849, respectively.

Additional Information

Additional information relating to us, including our Annual Information Form dated June 9, 2009, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

31

NORTH AMERICAN ENERGY PARTNERS INC.

CANADIAN SUPPLEMENT TO:

Restated Interim Management’s Discussion and Analysis

For the three months ended June 30, 2009

This document supplements the Restated Interim Management’s Discussion and Analysis for the three months ended June 30, 2009 and has been prepared pursuant to Section 5.2 of National Instrument 51-102- Continuous Disclosure Obligations

Canadian Supplement to Restated Interim Management’s Discussion and Analysis

For the three months ended June 30, 2009

Summary of differences between US GAAP and Canadian GAAP

June 10, 2010

The interim unaudited consolidated financial statements for the three months ended June 30, 2009 and the accompanying interim Management’s Discussion and Analysis (MD&A) have been restated in accordance with US generally accepted accounting principles (GAAP). As required by the National Instrument 52-107, for the fiscal year of adoption of US GAAP and one subsequent fiscal year, we are required to provide a Canadian Supplement to our MD&A (Canadian Supplement) that restates, based on financial information reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian Supplement should be read in conjunction with our restated unaudited financial statements and restated interim MD&A included in our interim report for the three months ended June 30, 2009 prepared in accordance with US GAAP (Restated Interim Report) and our annual financial statements for the year ended March 31, 2010 and related MD&A included in our annual report for the fiscal year ended March 31, 2010 (Annual Report). Note 22 of our interim restated financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on our financial position and results of operations.

This supplement has been prepared as of August 4, 2009 and has not been updated to reflect new facts, events or circumstances since that date, except where denoted herein.

The tables in this supplement highlight the differences between Canadian and US GAAP. We have shown the interim Consolidated Statements of Operations, Comprehensive Income and Deficit for the three months ended June 30, 2009 and an extract of the Interim Consolidated Balance Sheet as at June 30, 2009, so that the areas impacted by the GAAP differences can be clearly identified. Figures included in this supplement are in thousands of Canadian dollars, except per share information.

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Canadian Supplement to Restated Interim Management’s Discussion and Analysis

Restated Interim Consolidated Statements of Operations, Comprehensive Income and Deficit

	Three months ended June 30,
(dollars in thousands, except per share information)	2009 (restated (j) Canadian GAAP)	Adjustments	2009 (US GAAP)	2008 (restated (j) Canadian GAAP)	Adjustments	2008 (US GAAP)
Revenue (g)	$147,103	$(584)	$146,519	$258,987	$ –	$258,987
Project costs (g)	54,553	(291)	54,262	148,631	–	148,631
Equipment costs	46,044	–	46,044	52,411	–	52,411
Equipment operating lease expense	12,349	–	12,349	8,798	–	8,798
Depreciation (a)	8,693	31	8,724	7,792	31	7,823

Gross profit	25,464	(324)	25,140	41,355	(31)	41,324
General and administrative costs (c) and (g)	15,066	(90)	14,976	19,215	15	19,230
Loss on disposal of plant and equipment	41	–	41	1,144	–	1,144
(Gain) loss on disposal of assets held for sale	(317)	–	(317)	22	–	22
Amortization of intangible assets (b)	702	(209)	493	494	(209)	285
Equity in earnings of unconsolidated joint venture (g)	–	(191)	(191)	–	–	–

Operating income before the undernoted	9,972	166	10,138	20,480	163	20,643
Interest expense, net (b)	5,968	584	6,552	6,449	505	6,954
Foreign exchange gain (b)	(19,215)	(221)	(19,436)	(1,641)	(23)	(1,664)
Realized and unrealized loss (gain) on derivative financial instruments (d) and (j)	10,021	–	10,021	(2,265)	732	(1,533)
Other expense (income)	533	–	533	(18)	–	(18)

Income before income taxes	12,665	(197)	12,468	17,955	(1,051)	16,904
Current income taxes	–	–	–	–	–	–
Deferred income taxes (h) and (j)	2,595	(54)	2,541	3,374	(227)	3,147

Net income and comprehensive income for the period	10,070	(143)	9,927	14,581	(824)	13,757
Deficit, beginning of the period	(157,979)	(126)	(158,105)	(21,093)	(1,608)	(22,701)
Change in accounting policies related to inventories (f)	–	–	–	991	(991)	–

Deficit, end of the period	$(147,909)	$(269)	$(148,178)	$(5,521)	$(3,423)	$(8,944)
Per share information
Net income – basic	$0.28	$ –	$0.28	$0.41	$(0.03)	$0.38
Net income – diluted	$0.28	$(0.01)	$0.27	$0.39	$(0.02)	$0.37
EBITDA	$28,028	$209	$28,237	$32,690	$(724)	$31,966
Consolidated EBITDA (as defined within our credit agreement) (i)	$19,394	$ –	$19,394	$30,127	$ –	$30,127

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Canadian Supplement to Restated Interim Management’s Discussion and Analysis

Extract of the Interim Consolidated Balance Sheet

The following table highlights the differences between Canadian and US GAAP on the Interim Consolidated Balance Sheet. We have focused on the line items that have been impacted by the GAAP differences.

(dollars in thousands, except per share information)	June 30, 2009 (restated (j) Canadian GAAP)	Adjustments	June 30, 2009 (US GAAP)	March 31, 2009 (restated (j) Canadian GAAP)	Adjustments	March 31, 2009 (restated (j) US GAAP)
Cash and cash equivalents (g)	$80,273	$(284)	$79,989	$98,880	$ –	$98,880
Accounts receivable, net (g)	70,247	(209)	70,038	78,323	–	78,323
Unbilled revenue (g)	59,064	(670)	58,394	55,907	–	55,907
Prepaid expenses and deposits (g)	8,799	(10)	8,789	4,781	–	4,781
Plant and equipment (a)	326,428	629	327,057	315,455	660	316,115
Intangible assets (b)	7,643	(1,673)	5,970	6,711	(767)	5,944
Deferred financing costs (b)	–	8,221	8,221	–	7,910	7,910
Investment in and advances to unconsolidated joint venture (g)	–	691	691	–	–	–
Accounts payable (g)	(50,375)	483	(49,892)	(56,204)	–	(56,204)
Senior notes (b) and (d)	(231,527)	(2,417)	(233,944)	(252,899)	(2,857)	(255,756)
Deferred tax liabilities (h)	(28,710)	(1,369)	(30,079)	(29,322)	(1,423)	(30,745)
Common shares (e)	(299,973)	(3,458)	(303,431)	(299,973)	(3,458)	(303,431)
Additional paid-in capital (c) and (h)	(6,340)	(203)	(6,543)	(5,275)	(191)	(5,466)
Deficit (a) to (d) and (f) to (h)	147,909	269	148,178	157,979	126	158,105

Canadian and United States accounting policies differences

A detailed reconciliation of our results for the first quarter 2010 is included in note 22 of our interim consolidated financial statements for the three months ended June 30, 2009.

The differences between US GAAP and Canadian GAAP that have the most significant impact on our financial position and results of operations for the three months ended June 30, 2009, include accounting for: capitalization of interest, financing costs, discounts and premiums, derivative financial instruments, stock-based compensation, and modification of Series B Preferred Shares.

a) Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with our policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under US GAAP, deferred financing costs incurred in connection with our senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, we adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under US GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with our revolving credit facility of $1.6 million were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under US GAAP, we continue to amortize these transaction costs over the stated term of the related debt using the effective interest method. We disclose the financing costs for both the senior notes and the Revolving Facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statement of Operations and Comprehensive Income. Under Canadian GAAP, the financing costs related to the senior notes are included in the “Senior notes” balance on the Consolidated Balance Sheets.

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Canadian Supplement to Restated Interim Management’s Discussion and Analysis

c) Stock-based compensation

Up until April 1, 2006, we followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for US GAAP purposes. As we use the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As we used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, we were required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, we were permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of our initial registration statement relating to our initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted.

d) Derivative financial instruments

Under Canadian GAAP, we determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under US GAAP, ASC 815 (formerly Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, we reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. We recorded the fair value of these embedded derivatives on April 1, 2007 of $9.7 million, with a corresponding increase in opening deficit of $7.0 million, net of future income taxes of $2.8 million for Canadian GAAP purposes. Under US GAAP, we had recognized and measured these embedded derivatives since inception of the related contracts.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and US GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, we continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under US GAAP, NAEPI recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under US GAAP, NAEPI was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by us as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in our financial statements under Canadian GAAP.

On November 28, 2006, we exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NAEPI. For Canadian GAAP purposes, we recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44.7 million to common shares. For US GAAP purposes, the conversion has been accounted for as a combination of entities under

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Canadian Supplement to Restated Interim Management’s Discussion and Analysis

common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NAEPI resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48.1 million common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

f) Inventories

Effective April 1, 2008, we retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, we reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1.4 million with a corresponding decrease to opening deficit of $1.0 million net of future taxes of $0.4 million.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, we recorded an inventory write-down of $1.4 million under Canadian GAAP. Under US GAAP, market means current replacement cost. However, market under US GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. We established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under US GAAP for the year ended March 31, 2008. Please refer to note 3 aa) of our restated interim consolidated financial statements for the three months ended June 30, 2009.

g) Joint venture

We own a 49% interest in Noramac Ventures Inc., a nominee company for our Noramac Joint Venture (JV) and we have joint control of this entity. Under US GAAP, we record our share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, we use the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method, we recognize our share of the results of operations, cash flows, and financial position of the JV on a line-by-line basis in our consolidated financial statements and eliminate our share of all material intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes.

h) Other matters

Other adjustments relate to the tax effect of items (a) through (f) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under US GAAP. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

i) Consolidated EBITDA

A difference arises in computing EBITDA for the three months ended June 30, 2009 and June 30, 2008 respectively as a result of US GAAP and Canadian GAAP differences stated above (a) to (d) and (f). Under US GAAP, equity in earnings of unconsolidated joint venture is deducted in computing consolidated EBITDA for the three months ended June 30, 2009 and June 30, 2008 respectively.

j) Restatement

The financial statements for the three months ended June 30, 2009 and 2008, respectively, under Canadian GAAP, have been restated to correct the following errors identified during the preparation of our fiscal 2010 financial statements:

i)	Reclassification of accrued liabilities: The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of our fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which we will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We have historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, we reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and reclassified comparative figures accordingly. The amounts reclassified on the Consolidated Balance Sheet were $7.4 million and $7.1 million as at June 30, 2009 and March 31, 2009, respectively;

ii)

Buy-out of leased assets: The financial statements for fiscal 2008 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements. When an asset is

6

Canadian Supplement to Restated Interim Management’s Discussion and Analysis

leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. We have been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $6.6 million, reduced “Depreciation” by $0.2 million, reduced “Deferred income taxes” by $1.9 million and reduced “Net income and comprehensive income for the year” by $4.5 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2008. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements as stated above. The correction of this error reduced “Depreciation” by $0.2 million, reduced “Deferred income taxes” by $0.1 million and increased “Net Income and comprehensive income” by $0.1 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2009. It also reduced “Property, plant and equipment” by $8.4 million and $8.6 million, reduced long term “Deferred tax liabilities” by $2.5 million and $2.6 million and increased “Deficit” by $5.9 million and $6.0 million from the amounts originally reported in our Consolidated Balance Sheet as at June 30, 2009 and March 31, 2009, respectively; and

iii)	Valuation of derivative financial instruments: The financial statements for fiscal 2009 have been amended under Canadian GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities, collectively the “swap liability”, which was identified on settlement of the swap liability on April 8, 2010. We recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being overstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest during each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the US dollar interest rate swap had not been cancelled (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk section), therefore the net accrued interest payable was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $6.3 million, reduced income tax expense by $1.5 million and reduced net income by $4.8 million from amounts originally reported in the Interim Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2009. It also reduced “Derivative financial instruments” by $1.2 million and $7.5 million, increased long term “Deferred tax liabilities” by $0.2 million and $1.7 million and reduced “Deficit” by $1.0 million and $5.8 million in the Consolidated Balance Sheet as at June 30, 2009 and March 31, 2009, respectively.

Management’s Discussion and Analysis under US GAAP

Please refer to our restated interim consolidated financial statements for the three months ended June 30, 2009 and our accompanying Management’s Discussion and Analysis (MD&A) under US GAAP, filed June 10, 2010. The differences between US GAAP and Canadian GAAP, described above, impact the discussion and analysis in several sections of our restated MD&A.

Additional information

The consolidated financial statements and additional information relating to us, including our Annual Information Form dated June 10, 2010, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company web site at www.nacg.ca.

7

FORM 52-109F2R

CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that North American Energy Partners Inc. (the “issuer”) has refiled the interim unaudited consolidated financial statements, accompanying notes and interim MD&A for the interim period ended June 30, 2009 in conformity with US GAAP, as required by applicable securities law in connection with the preparation of its financial statements for the year ended March 31, 2010 in conformity with US GAAP.

I, Rodney J. Ruston, the Chief Executive Officer of North American Energy Partners Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: June 10, 2010

/s/ Rodney J. Ruston
Chief Executive Officer

FORM 52-109F2R

CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that North American Energy Partners Inc. (the “issuer”) has refiled the interim unaudited consolidated financial statements, accompanying notes and interim MD&A for the interim period ended June 30, 2009 in conformity with US GAAP, as required by applicable securities law in connection with the preparation of its financial statements for the year ended March 31, 2010 in conformity with US GAAP.

I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: June 10, 2010

/s/David Blackley
Chief Financial Officer